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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OxySure® Systems, Inc.

Delaware	3841	71-0960725
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

OxySure Systems, Inc.
10880 John W. Elliot Drive, Suite 600
Frisco, Texas 75034
(972) 297-6450
(Address and telephone number of principal executive offices and principal place of business)

Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711-3258
 (888) 324-1817
(Name, address and telephone number for agent for service)

Copies to
Ronald A. Davis
GreenThumb Capital Corporation
1401 South Highway A1A
Vero Beach, Florida 32963
Telephone (772) 584-3308
Facsimile (772) 492-0378

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration Statement is declared effective.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer 	Accelerated filer 
Non-accelerated filer 	Smaller reporting company [x]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount To Be	Offering Price	Aggregate	Registration
Securities To Be Registered	Registered(1)	Per Share(5)	Offering Price(5)	Fee(6)
Selling Shareholders Issued Common Stock, $0.0004 par value per share	15,624,816(2)	$0.05	$781,241	$45.31

Common Stock, $0.0004 par value per share	5,000,000(3)	$0.05	$250,000	$14.50
Underlying Shares for Warrants, Options and Convertible Preferred Common Stock, $0.0004 par value per share	19,273,954(4)	$0.05	$963,698	$55.89
Total Registration Fee	39,898,770	$0.05	$1,994,939	$115.70

(1)
In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of additional shares of common stock that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling security holders named in the prospectus or a prospectus supplement.

(3)	Direct Public Offering
(4)
Represents shares of the Registrant’s common stock being registered for resale that have been or may be acquired upon the exercise of warrants or options on upon the conversion of convertible preferred stock that have been previously or will be issued to the selling stockholders named in the prospectus or a prospectus supplement.

(5)
Estimated pursuant to Rule 457(a) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.  The selling price of our Common Stock was established arbitrarily.

(6)	This amount is being paid herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
Subject to Completion, Dated April     , 2009

39,898,770
Shares

Common Stock

PROSPECTUS

OxySure® Systems, Inc.

This is our initial public offering. Our securities are not listed on any national securities exchange or the Nasdaq Stock market.

Our existing shareholders are offering for sale, 15,624,816 shares of common stock. In addition, we are offering a total of 5,000,000 shares of our common stock in a direct public offering, without any involvement of underwriters or broker-dealers. The offering price is $0.05 per share for both newly issued shares and those being sold by current shareholders.  In addition, 3,814,249 common shares are being registered for issuance upon conversion of 3,126,434 preferred shares, at a 1.22 ratio; 5,000,000 common shares are being registered for issuance upon exercise of up to 5,000,000 options; and 10,459,705 common shares are being registered for issuance upon exercise of up to 10,459,705 warrants.

This offering will terminate 180 days from the effective date of this prospectus, or an additional 90 days if extended, although we may close the offering on any date prior if the offering is fully subscribed. At our sole discretion, we may extend the offering for an additional 90 days. The funds will be maintained in a separate bank account at Silicon Valley Bank.  All funds are immediately available for use by the company. Upon funds clearance, we will remove those funds and use the same as set forth in the Use of Proceeds section of this prospectus. This account is not an escrow, trust or similar account. Your subscription will only be deposited in a separate bank account under our name.

Julian T. Ross, officer and director, will market our shares and offer and sell them on our behalf. This is a best efforts direct participation offering that will not utilize broker-dealers.

The selling stockholders may sell common stock from time to time in the principal market on which the stock may be traded at the prevailing market price or in negotiated transactions. We will not receive any proceeds from the sales by the selling stockholders.  The selling stockholders named herein may be deemed underwriters of the shares of common stock which they are offering.

The purchase of the securities involves a high degree of risk. See section entitled “Risk Factors” beginning on page 15.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The Date of this Prospectus is: May 19, 2009
SUBJECT TO COMPLETION

The information in this preliminary prospectus may be changed. Existing shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
SUMMARY FINANCIAL DATA SELECTED CONSOLIDATED FINANCIAL DATA	12
RISK FACTORS	15
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	27
USE OF PROCEEDS	28
DIVIDEND POLICY	28
DETERMINATION OF OFFERING PRICE	28
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	28
SELLING SECURITYHOLDERS	28
SHARES ELIGIBLE FOR FUTURE SALE	34
PLAN OF DISTRIBUTION	37
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40
DESCRIPTION OF BUSINESS	46
LEGAL PROCEEDINGS	62
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	63
BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	63
DESCRIPTION OF SECURITIES	72
INTEREST OF NAMED EXPERTS AND COUNSEL	77
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES LIABILITIES	78
DISCRIPTION OF PROPERTY	78
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	79
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	81
AVAILABLE INFORMATION	83
CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS	83
INDEX TO FINANCIAL STATEMENTS	83
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS	II-1
SIGNATURES	II-8

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus.  We have not authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 15.

OxySure Systems, Inc. (the “Company”) was formed on January 15, 2004 as a Delaware “C” Corporation for the purpose of developing products with the capability of generating medical grade oxygen "on demand”, without the necessity of storing oxygen in compressed tanks.  OxySure developed a unique technology that generates medically pure (USP) oxygen from two dry, inert powders.  Other available chemical oxygen generating technologies contain hazards that the Company believes make them commercially unviable for broad-based emergency use by lay persons.  The Company’s launch product is the OxySure Model 615 portable emergency oxygen device.  The Company believes that the OxySure Model 615 is currently the only product on the market that can be safely pre-positioned in public and private venues for emergency administration of medical oxygen by lay persons, without the need for training.

The Company was founded by our President, Julian T. Ross, who conducted or managed all the related research and development, a function Mr. Ross continues to oversee.  In early 2004, Mr. Ross moved his research and development efforts into the North Texas Enterprise Center for Medical Technology (“NTEC”).  NTEC is a Frisco-based medical technology incubator, and the Company was accepted as an NTEC program company in early 2004, and graduated from the incubator program in November 2005.  In December 2005 the Company received FDA clearance for Model 615 (510(K), Class II). The approval number for our FDA clearance is K052396, and Model 615 is cleared for over the counter sale, without the need for a prescription.

Upon graduation from NTEC, the Company proceeded with the development of its purpose-built manufacturing facility in Frisco, Texas, which also serves as the Company’s headquarters.  The facility comprises 16,200 square feet of light industrial space, of which approximately 10,000 square feet is dedicated to production and warehousing.  The Company received an economic incentive from the Frisco Economic Development Corporation (“FEDC”) in the amount of $243,000 in support of the development and build-out of the facility.  In addition, the Company received a further amount of $324,000 in the form of a Tenant Improvement Allowance from the Company’s landlord.  Upon completion of the build-out, the Company moved into the facility in October 2007.  The Company commenced commercial shipment of Model 615 during the 2008 financial year.

Corporate Information

The Company is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, of which 15,624,816 shares are issued and outstanding as of the date of this registration statement of which this prospectus is a part.  Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Preferred Stock

We are authorized to issue up to 25,000,000 shares of our preferred stock, par value $0.0001 per share, from time to time in one or more series. On March 31, 2006, the Company completed the issuance of 3,126,434 shares (net of subsequent conversions) of Series A Convertible Preferred Stock, par value $0.0005. The number of shares of Common Stock into which each share of Series A Convertible Preferred will convert will be determined by dividing the original issue price by $0.82 resulting in each share of the Series A Convertible Preferred becoming 1.22 shares of common stock.

Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Warrants

             Prior to this registration statement, our warrant holders held an aggregate of 10,459,705 warrants to purchase shares of our common stock. The following table sets out the warrants by groups, amounts and aggregate exercise prices:

Group	Number of Warrants	Aggregate Exercise Price

Subcontractors	118,219	$0.08
Licensing Agreements	281,200	$0.01
Business Development	479,167	$0.41
Consultants	125,000(1)	$0.01
Landlord	57,500	$1.87
Investors	895,200	$0.01
Community Grants	25,000	$1.00
Financing	7,500,000	75%(2)
Professional Services	968,419	$0.01
Employee	10,000	$1.00
Totals	10,459,705

(1) Includes a warrant to GreenThumb Capital Corporation as partial compensation for advisory services in connection with this direct public offering. The warrant is revocable subject to performance criteria, and provides the right to purchase 25,000 shares of common stock at $.01 per share.

(2) Pursuant to an agreement which provides that, upon the company’s shares being listed on a nationally recognized market, the purchaser or its assignee may purchase warrants in blocks of 50,000 warrants per block.  Each warrant entitles the bearer to purchase common shares at a 25% discount from the average bid price for the five days preceding the exercise date.

Options

Prior to this registration statement, certain of our shareholders were granted options to acquire an aggregate of 2,050,642 shares (net of forfeitures and conversions) of our common stock.  In exchange for these option grants, the Company will receive $1,658,969 in proceeds if all of the options granted are exercised. As of the date of this prospectus, the shareholders held an aggregate of 596,485 options (net of forfeitures and conversions) with an aggregate exercise price of $0.73 per share. All other options are held by present and former Employees, Board members, Advisory Board members, and other eligible persons.

Our shares of common stock are not traded on any exchange or other trading platform.

The Company's fiscal year end is December 31.

Our principal executive office is located at 10880 John W. Elliot, Suite 600, Frisco, Texas 75034 and our telephone number is (972) 294-6450. OxySure Systems, Inc. was incorporated in the state of Delaware on January 15, 2004.

Recent Events

July 2004 Private Share Transactions

    On January 15, 2004, the Company executed an Asset Purchase and Stock Transfer Agreement with entities controlled by the founder of the Company. In connection with this agreement, the Company acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by the founder of the Company. As consideration for the purchase, the Company issued 14,000,000 shares of common stock and a promissory note for $150,000 to these entities. The common stock was valued at $7,000 using the then par value of the common stock on the date. In addition, up to and including July 15, 2004, the company sold 310,000 shares of common stock for proceeds of $126,500 to shareholders not related to the Company’s founder.

March 2006 Private Placement

    On March 31, 2006 the Company closed a private placement of its Series A Convertible Preferred Stock pursuant to which we sold an aggregate of 3,143,237 shares of preferred stock at $1.00 per share, for gross proceeds of approximately $3,143,237, including $62,500 exchanged for services valued at $62,500 and $30,737 exchanged in lieu of cash payments for premiums on our capital leases. Of the total issued preferred shares, 16,803 shares were subsequently converted into common stock, and the total number of Series A Convertible Preferred shares issued and outstanding as at December 31, 2008 was 3,126,434 shares. The following represents a summary of the designations and preferences of the Series A Convertible Preferred Stock:

▪	Ranking – The Series A Preferred ranks senior to common stock.
▪	Dividends – Series A Preferred may be entitled to receive a quarterly non-cumulative dividend in the amount of $.01 per share upon approval from the Board of Directors.(1)
▪
Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred are entitled to receive 100% of the original issue price of $1.00 per share.

▪
Conversion Rights – Each share Series A Preferred is convertible at any time, at the option of the holder into 1.22 shares of common stock, subject to adjustment. Series A Preferred are subject to automatic conversion upon consummation of an underwritten offering by the Company of shares of common stock to the public, in which the aggregate cash proceeds are at least $3 million and the price paid per share is at least $5.00.

▪
Redemption Rights – All of the Series A Preferred may be called at any time by the Company within 10 years, but not prior to 2 years after issuance. The redemption value is $1.00 per share, plus an amount equal to all unpaid dividends thereon.

▪	Voting Rights – The holder of each share of Series A Preferred has the right to one vote for each share of common stock into which such share of Series A Preferred could be converted.

(1)  The Board of Directors has never declared any dividends on the Series A Convertible Preferred Stock, and it is not anticipated that any dividends will be declared prior to conversion into common stock.

February 2008 Private Placement

    On February 28, 2008 the Company closed a private placement of common stock pursuant to which we sold an aggregate of 635,000 shares of common stock at an aggregate $2.50 per share, for gross proceeds of approximately $1,587,500.

March 2009 Private Placement

    On March 31, 2009, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 310,500 shares of common stock at an aggregate $1.00 per share, for gross proceeds of approximately $310,500.

Related Party Transactions

    During March 2008, the Company completed a $1 million bridge financing package consisting of a promissory note for $750,000 (“First Note”) and a promissory note with a draw down provision for $250,000 (“Second Note”) (collectively, the “Notes”). The Notes are subordinated notes and are due and payable on the earlier of (i) completion of the next financing round completed by the Company or (ii) one year after the Notes are issued. The holder of the First Note was also issued penny warrants to purchase 350,000 shares of common stock.  The holder of the First Note is Agave Resources, LLC (“Agave”), an existing stockholder of the Company, and the President of Agave is Donald T. Reed, who also serves as a Director of the Company. The warrants are immediately exercisable and expire on April 15, 2013. To date $250,000 has been drawn against the Second Note, which was extended by JTR Investments, Limited (“JTR”), a company controlled by the founder and Chairman of the Company. The Company is to issue .47 penny warrants for every dollar drawn under this facility. There is no interest payable on either note. During February 2009 the First Note and the Second Note were modified by extending the maturity date in each case by twelve (12) months.

    On November 1, 2008 the Board agreed to a further loan from JTR with a draw down provision for up to $750,000. This is a Senior Note (the “Senior Note”). The Company is to issue .47 penny warrants for every dollar drawn under this facility. As of September 30, 2008, there was $219,000 outstanding under this facility, and 174,200 Warrants issuable pursuant to the terms. As of April 30, 2009, there was $432,040 outstanding under the Senior Note, and 390,285 Warrants issuable pursuant to the terms.

December 2008 Investor Relations Agreement

In December 2008, we entered into a consulting agreement with IR Services, Inc. (“IRSVS”).  According to the agreement, as amended, IRS will provide us with business consulting and investor relations services, including services related to the following:
▪	Preparation and submission of this filing with the SEC;
▪	Preparation and submission of all responses to SEC comment letters, if any;
▪	Preparation and submission of a 15c211 filing to a Brokerage firm for a filing to FINRA;
▪	Preparation and submission of responses to FINRA comment letters, if any;
▪	Retention of the services of an acceptable Market Maker, Broker Dealer, and Escrow Agent; and
▪	Provision of such other services and activities as necessary to obtain a ticker symbol and become traded on the Over-the-Counter Bulletin Board (OTCBB).
▪
Investor Relations Services, which shall include, without limitation, press releases, investor awareness campaigns (online and mail), and blog and message board monitoring, for at least a 9 month period commencing on the date that the Company first becomes publicly traded.

In connection with the IRSVS agreement we paid IRSVS $50,000 in cash and we are to provide IRSVS up to 968,418 penny warrants over a 9 month period, subject to various deliverables and milestones being met by IRSVS, including the services listed above.   IRSVS is a third-party investor relations firm that does not have any other relationship or common ownership with us or any of our affiliates.

April 2009 Warrant Purchase Agreement

    In April 2009 we entered into agreement with RKH Capital Group, LLC (“RKH”) to purchase up to 7,500,000 warrants in tranches of 50,000 warrants per tranche (“RKH Warrants”). The prices of the RKH Warrants are set at a twenty five (25%) percent discount from the average bid price for the five days preceding the exercise date. Upon issuance, each RKH Warrant expires 3 years subsequent to its issue date.  For accounting purposes, the warrants will be treated as a derivative and there will be a significant expense to the Company pursuant to FAS133R. In connection with the RKH warrants we will recognize a stock-based compensation charge during the three months ending June 30, 2009 in the amount of $375,000 which is derived from valuing each share at $0.05, the price at which shares of our common stock are to be registered for sale in this registration statement of which this prospectus is a part.

Casey Jensen, President of RKH is also the General Partner in the WJVEST Holding General Partnership, a shareholder in our Company.

See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion cautioning against reliance on forward-looking information.

The Offering

Common stock offered by existing holders of common stock	15,624,816

Direct Public Offer	5,000,000
Common stock upon conversion of Series A convertible Preferred Stock	3,814,249

Common Stock Underlying Warrants	10,459,705

Common Stock underlying options	5,000,000

Total Common stock offered by selling stockholders	39,898,770

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15.

SUMMARY FINANCIAL DATA

The following summary financial information contains the audited statement of operations data for the fiscal years ended December 31, 2008 and 2007 and the audited balance sheet data as of December 31, 2008.  Such financial data should be read in conjunction with the audited financial statements and the notes to the financial statements starting on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Statements of Operations

	Years Ended December 31,		Period from Inception to
	2008	2007	December 31, 2008
Total Revenues	$188,873	$15,400	$204,274

Cost of Goods Sold
Cost of Goods Sold	85,777	24,085	109,862
Total Cost of Goods Sold	85,777	24,085	109,862

Gross Margin	103,096	(8,685)	(94,411)

Operating Expenses
Research and Development	29,804	756,533	1,515,729
Depreciation and Amortization	283,825	279,391	587,396
Impairment and Intangibles	84,318	84,318	168,636
Other General and Administrative Expenses	1,746,586	1,184,966	4,144,585
Total General and Administrative Expenses	2,144,533	2,305,208	6,416,585

Net Ordinary Income (Loss)	(2,041,437)	(2,313,893)	(6,321,935)

Other Income (Expense)
Interest Income	2,451	20,549	39,134
Related Party Interest Income	0	0	528
Interest Expense	0	(118,347)	(122,316)
Related Party Interest Expense	0
Other Income	872		872
Total Other Income (Expense)	3,323	(97,798)	(91,970)

Net Income (Loss)	$(2,038,114)	$(2,411,691)	$(6,413,905)

Net Income (Loss) per share - 15,493,316 and 15,050,316 shares issued	(0.13)	(0.17)	(0.41)

Weighted Average Number of Shares - 15,493,316 and 14,514,629	15,493,316	14,514,629	15,493,316

Balance Sheet Summary

December 31	2008	2007	2006
Total Current Assets	$375,101	$468,432	$1,075,304
Total Assets	2,042,881	2,485,381	2,047,468
Total Current Liabilities	398,809	470,019	215,386
Total Liabilities	2,528,231	1,251,817	503,500
Accumulated deficit during development stage	(6,413,905)	(4,375,791)	(1,964,100)
Total Stockholders' Equity	2,042,881	2,485,381	1,540,968

The terms "we," "us" and "our" as used in this prospectus refer to OxySure Systems, Inc.

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein.

1. Risks Relating to the Early Stage of our Company

We are at a very early operational stage and our success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of our business strategy is in a very early stage. We only have one primary product, a portable emergency oxygen device, and the commercialization of this product is in its infancy. Our intended markets may not adopt this product, and it may not be commercially successful. We intend to develop additional product candidates but none have proven to be commercially viable or successful. Our business and operations should be considered to be in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, our intended business and operations may not prove to be successful in the near future, if at all. Any future success that we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company.

2. We have a very limited operating history and our business plan is unproven and may not be successful.

Our predecessor company was formed in January 2004, but we only began commercial product shipment of our first product in earnest in early 2008 after we moved into our new, purpose built manufacturing facility. Since January 2004, our primary activities have been research and development, the obtainment of our FDA approval, the identification of collaborative partners, intellectual property protection such as patent applications and capital raising activities.  We have not licensed or sold any substantial amount of products commercially and do not have any definitive agreements to do so.  We have not proven that our business model will allow us to identify and develop commercially feasible products.

3. We have suffered operating losses since inception and we may not be able to achieve profitability.

We had an accumulated deficit of $6,413,905 and have an overall deficit in stockholders’ equity as of December 31, 2008.  We expect to continue to incur research and development expenses as well as significant expenses related to investment in sales and marketing and organizational growth in the foreseeable future related to the ongoing product development, completion of new development and commercialization of our products.

As a result, we are sustaining substantial operating and net losses, and it is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

4. We have limited organizational and management resources.

Our management and organizational resources are limited, and this may adversely impact our ability to execute our business plan, successfully commercialize our portable emergency oxygen device, maintain regulatory compliance, or capitalize on market opportunities, if any. We have significant intellectual capital invested in our current employees and management, and any loss in organizational resources may have an adverse impact on our business. In particular, we have been, and we expect to continue to be reliant on, the experience and talents of our founder and President.

5. We may have difficulty raising additional capital, which could deprive us of necessary resources.

We expect to continue to devote significant capital resources to provide working capital, and to fund sales and marketing as well as research and development. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of assets, public or private debt or equity financing, collaborative relationships or other arrangements. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive technology by others. Because our common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase it or may demand steep discounts. Sufficient additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

We expect to raise additional capital during 2009 but we do not have any firm commitments for additional funding.  If we are unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, we may suffer liquidity issues that may have a material adverse impact on our ability to continue operations or we may have to modify our business plan and/or significantly curtail our planned activities and other operations.

6. Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, we will be required to manage those multiple relationships. Any further growth by us or an increase in the number of our distributors, strategic relationships or alliances will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan, and could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company.

Risks Relating to Our Research and Development Business

7. There are substantial inherent risks in attempting to commercialize new technological applications, and, as a result, we may not be able to successfully develop products or technology for commercial use.

Our company conducts ongoing development on our portable emergency oxygen device, and we conduct research and development of products in various vertical markets and industries. Our product development team is working on developing technology and products in various stages. However, commercial feasibility and acceptance of such product candidates are unknown. Scientific research and development requires significant amounts of capital and takes an extremely long time to reach commercial viability, if at all. Other than portable emergency oxygen device, to date, our research and development projects have not produced commercially viable applications, and may never do so. Even our portable emergency oxygen device may not prove to be commercially viable in the long term. During the research and development process, we may experience technological barriers that we may be unable to overcome. Because of these uncertainties, it is possible that none of our product candidates will be successfully developed. If our portable emergency oxygen device fails to achieve commercial success, or we are unable to successfully develop new products or technology for commercial use, we will be unable to generate revenue or build a sustainable or profitable business.

8. We will need to achieve commercial acceptance of our applications to generate revenues and achieve profitability.

While we began shipping our portable emergency oxygen device in earnest during 2008. There can be no assurance that this product will receive market acceptance or provide a path to profitability. There can be no assurance that there will be market acceptance our portable emergency oxygen device, its need or its use, and there can be no assurance of its commercial acceptance or profitability. While we intend to develop additional products, even if our research and development yields technologically feasible applications, we may not successfully develop commercial products, and even if we do, we may not do so on a timely basis. If our research efforts are successful on the technology side, it could take at least several years before this technology will be commercially viable. During this period, superior competitive technologies may be introduced or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our portable emergency oxygen device or any of our potential new products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If markets fail to accept our portable emergency oxygen device or any new products we may develop, we may not be able to generate revenues from the commercial application of our products and technologies. Our revenue growth and achievement of profitability will depend substantially on our ability to have our portable emergency oxygen device and any new products we may introduce be accepted by customers. If we are unable to cost-effectively achieve acceptance of our products and technology by customers, or if the associated products do not achieve wide market acceptance, our business will be materially and adversely affected.

9. We will need to establish additional relationships with collaborative and development partners to fully develop and market our existing and new products.

We do not possess all of the resources necessary to develop and commercialize existing and new products on a mass scale resulting from or that may result from our technologies. Unless we expand our product development capacity and enhance our internal marketing, we will need to make appropriate arrangements with collaborative partners to develop and commercialize current and future products.

Collaborations may allow us to:

●	generate cash flow and revenue;

●	offset some of the costs associated with our sales, marketing and logistics activities, internal research and development, testing, regulatory approvals, and manufacturing;

●	seek and obtain regulatory approvals faster than we could on our own; and

●	successfully commercialize existing and new product candidates.

If we do not find appropriate partners, our ability to develop and commercialize products could be adversely affected. Even if we are able to find collaborative partners, the overall success of the development and commercialization of product candidates in those programs will depend largely on the efforts of other parties and is beyond our control. In addition, in the event we pursue our commercialization strategy through collaboration, there are a variety of attendant technical, business and legal risks, including:

●	a development partner would likely gain access to our proprietary information, potentially enabling the partner to develop products without us or design around our intellectual property;

●
we may not be able to control the amount and timing of resources that our collaborators may be willing or able to devote to the development or commercialization of our product candidates or to their marketing and distribution; and

●
disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our products and product candidates or that result in costly litigation or arbitration that diverts our management’s resources.

The occurrence of any of the above risks could impair our ability to generate revenues and harm our business and financial condition.

10. We expect to rely on third parties to manufacture our product parts and subassemblies and new product candidates and our business will suffer if they do not perform.

Our production activity is primarily focused on the final assembly our portable emergency oxygen device, and we outsource the manufacturing of most of the parts, components or subassemblies. We expect to continue to utilize this manufacturing model for this product as well as for new product candidates.  As a result, we do not expect to manufacture many of our products and product inputs and will engage third party contractors, molders and packagers to provide manufacturing or production services.  If our contractors do not operate in accordance with regulatory requirements and quality standards, our business will suffer. We expect to use or rely on components and services that are provided by sole source suppliers. The qualification of additional or replacement vendors is time consuming and costly. If a sole source supplier has significant problems supplying our products, our sales and revenues will be hurt until we find a new source of supply.

11. Our Production process is very labor intensive.

While we intend to increase the level of automation of our processes, there can be no assurance that we will be successful in automating our processes, and if we do, that we will be able to realize any production efficiencies through such automation.

12. Moving to higher production volumes could be accompanied by quality problems.

To date, we have manufactured and shipped limited quantities of our first product, the portable emergency oxygen device.  In the event that demand for this product increases, we will have to accommodate such increases in demand by increasing our production throughput.  There can be no assurance that we would be successful in increasing our production throughput in response to any increases in demand, or that we would not suffer losses in product quality.  Any upward pressure on production capacity may have an adverse impact in quality, production cost and delivery times.

13. We expect to rely on third parties for the worldwide marketing and distribution of our product candidates, who may not be successful in selling our products.

We currently do not have adequate resources to market and distribute any products worldwide and expect to engage third party marketing and distribution companies to perform these tasks. While we believe that distribution partners will be available, we cannot assure you that the distribution partners, if any, will succeed in marketing our products on a global basis. We may not be able to maintain satisfactory arrangements with our marketing and distribution partners, who may not devote adequate resources to selling our products. If this happens, we may not be able to successfully market our products, which would decrease or eliminate our ability to generate revenues.

14. We may not be successful at marketing and selling our technology or products.

We began commercializing our first product, our portable emergency oxygen device, in earnest in early 2008. We also intend to develop additional products and technologies for various vertical market applications.

We may not be able to market and sell our technology or products and any financial or research efforts we exert to develop, commercialize or promote such products may not result in revenue or earnings.

15. We may lose out to larger and better-established competitors.

While our portable emergency oxygen device is a medical device, it is targeted at commercial, education and government markets, as consumer markets. In addition, our intended future products are targeted at various commercial, education, government and consumer markets. The industries in which we operate, which include, but are not limited to, the medical device and biotechnology industries, are intensely competitive. Most of our competitors have significantly greater financial, technical, manufacturing, marketing and distribution resources as well as greater industry experience than we have. The particular medical conditions, illnesses or diseases our portable emergency oxygen device and future product lines are intended to address can also be addressed by other medical devices, products, procedures or drugs. Many of these alternatives are widely accepted by physicians and our target customers and have a long history of use. Physicians and target customers may use our competitors’ products and/or our products may not be competitive with other technologies. If these things happen, our sales and revenues will decline. In addition, our current and potential competitors may establish cooperative relationships with large medical equipment companies or companies with competitive technologies to gain access to greater research and development or marketing resources. Competition may result in price reductions, reduced gross margins and loss of market share.

16. Our products may be displaced by newer technology.

The medical device and biotechnology industries are undergoing rapid and significant technological change. Third parties may succeed in developing or marketing technologies and products that are more effective than those developed or marketed by us, or that would make our technology and products obsolete or non-competitive. Additionally, researchers and engineers could develop new technologies and products that replace or reduce the importance of our technologies and products. Accordingly, our success will depend, in part, on our ability to respond quickly to medical and technological changes through the development and introduction of new products. We may not have the resources to do this. If our product candidates become obsolete and our efforts to develop new products do not result in any commercially successful products, our sales and revenues will decline.

17. We may not have sufficient legal protection against infringement or loss of our intellectual property, and we may lose rights to our licensed intellectual property if diligence requirements are not met.

Our success depends, in part, on our ability to secure and maintain patent protection, to preserve our trade secrets, and to operate without infringing on the patents of third parties. While we intend to protect our proprietary positions by filing United States and foreign patent applications for our important inventions and improvements, domestic and foreign patent office’s may not issue these patents.

To date we have filed various patents with respect to our technology and product candidates. Some of these applications include applications for provisional patents which are not reviewed by the USPTO and will not result in the issuance of a patent, unless a regular patent application is filed within one year after the filing of the provisional patent application.  Generally, our provisional patent applications do not contain all of the detailed design and other information required by a regular patent application.  As a result, it may be uncertain whether the description of the invention in a provisional patent meets the “best mode and enablement” requirements for issuance of a patent. Failure to adequately describe the invention may result in the loss of certain claims.  Although we intend to file regular patent applications with respect to any of our provisional patent applications, such filings require substantial expenditures of management time and legal fees.  If we do not have the funds or resources to prepare, file and maintain patent applications, we could lose proprietary rights to our technology.

Even if we file patent applications and patents are issued, third parties may challenge, invalidate, or circumvent our patents or patent applications in the future. Competitors, many of which have significantly more resources than we have and have made substantial investments in competing technologies, may apply for and obtain patents that will prevent, limit, or interfere with our ability to make, use, or sell our products either in the United States or abroad.

In the United States, patent applications are secret until patents are issued, and in foreign countries, patent applications are secret for a time after filing. Publications of discoveries tend to significantly lag the actual discoveries and the filing of related patent applications. Third parties may have already filed applications for patents for products or processes that will make our products obsolete or will limit our patents or invalidate our patent applications.

We require our employees, consultants, advisers and suppliers to execute confidentiality and assignment of invention agreements in connection with their employment, consulting, advisory, or supply relationships with us. They may breach these agreements and we may not obtain an adequate remedy for breach. Further, third parties may gain access to our trade secrets or independently develop or acquire the same or equivalent information.

18. We could be damaged by product liability claims.

Our portable emergency oxygen device is intended for use my laypersons, without any training requirements.  If one of our products malfunctions or a person misuses it and injury results to a user or operator, the injured party could assert a product liability claim against our company. While we currently carry a limited amount of product liability insurance, it may not sufficiently shield us from any potential product liability claims, and we might not have sufficient funds available to pay any claims over the limits of our insurance.  Furthermore, any potential product liability claim may lead to our product liability insurance being cancelled, or we may not be able to obtain such insurance at a rate that is acceptable to us or at all.  Because personal injury claims based on product liability may be very large, an underinsured or an uninsured claim could financially damage our company.

Risks Relating to Related to the Regulatory Environment

19. Our primary product, the portable emergency oxygen generator is controlled by the Food & Drug Administration.

Our primary product, the portable emergency oxygen generator is considered a Class II medical device by the US Food & Drug Administration.  One of the FDA requirements of us is that we comply with Good Manufacturing or GMP. GMP requires us to maintain certain manufacturing and quality control processes and protocols that are labor intensive and resource intensive.  Any lapse, breach or omission of our GMP requirements may result in FDA sanction, including, but not limited to, warning letters, recalls, or production stoppage.

20.  The shipment of our primary product, the portable emergency oxygen generator is under the jurisdiction of the Department of Transportation.

The US Department of Transportation has issued an interpretation letter on October 3, 2008 determining that OxySure’s primary product; the portable emergency oxygen generator should be classified as “Oxygen Generator, Chemical, UN3356”.  This requires us to maintain certified personnel to conduct shipping from our warehouse, and it requires certain hazardous materials labeling upon shipment.

21. The Federal Aviation Administration maintains control over any oxygen devices that are shipped by commercial aircraft, either as commercial cargo, passenger luggage or as passenger on-board items.

The Federal Aviation Administration maintains control over any oxygen devices that are shipped by commercial aircraft, either as commercial cargo, passenger luggage or as passenger on-board items.  Currently, we do not have approval from the FAA for passengers to carry our portable emergency oxygen generator on board commercial aircraft, and it has to be checked with luggage.  We have to obtain approval by the FAA in order for passengers to be allowed to carry our portable emergency oxygen generator on board commercial aircraft.  There can be no assurance that we will be able to obtain such approval.

22. We anticipate that most of the international markets we expect to operate in will require some sort of regulatory approval.

As a medical device our product is highly regulated.  We anticipate that most of the international markets we expect to operate in will require some sort of regulatory approval.  There can be no assurance that we will be able to obtain the regulatory approvals we will need to operate in our intended markets.

Risks Relating to our Stock

23. The sale of the shares of common stock acquired in private placements could cause the price of our common stock to decline.

Since January 2004, we completed financings in which we issued common stock to certain private investors. The terms of these transactions require that we file registration statements with the Securities and Exchange Commission under which the investors may resell to the public common stock acquired in these transactions.

The selling stockholders under these registration statements may sell none, some or all of the shares of common stock acquired from us. We have no way of knowing whether or when the selling stockholders will sell the shares covered by these registration statements. Depending upon market liquidity at the time, a sale of shares covered by these registration statements at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under these registration statements, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

24. Our common stock is not listed or trading on any exchange and shareholders may not be able to resell their shares.

Currently our shares of common stock are not listed on any exchange or automated quotation system.  A public market for our shares may never develop.  There can be no assurance that purchaser of our shares will be able to resell their shares at their original purchase price, if at all.

25. Our common stock is expected to be traded over the counter, which may deprive stockholders of the full value of their shares.

We anticipate that our common stock will be quoted via the OTC Electronic Bulletin Board. If successfully listed on the OTC Electronic Bulletin, our common stock is expected to have fewer market makers, lower trading volumes and larger spreads between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange or the NASDAQ Stock Market. These factors may result in higher price volatility and less market liquidity for the common stock.

26. If our stock price drops significantly, we may become subject to securities litigation that could result in a harmful diversion of our resources.

    In the past, following periods of volatility in the market price of a particular company’s stock, securities class action litigation has been brought against such companies. Any litigation arising from the volatility in the price of our common stock could have an adverse effect upon our business financial condition and results of operations.

27. State Blue Sky regulations may make it difficult for you to resell your stock.

    To ensure that state laws are not violated through the resale of our securities, we intend to become a fully reporting company which satisfies the Blue Sky laws in all the uniform code states. We will not register the transfer of any of our securities unless we are satisfied that the transfer doesn’t violate any state laws. We intend to file under the Blue Sky exemptions in all states that require the filing.

28. The determination of the existing shareholder selling price does not bear any relationship to our book value.

    The offering prices of the Shares not bear any direct relationship to the value of our physical assets , our book value, or any other general accepted criteria of valuation. The offering price is not necessarily an indication of the actual value of such securities at the time of this offering.
Additionally, the market price for our securities following this offering may be highly volatile as has been the case with the securities of other companies in emerging businesses. Factors such as our financial results, the introduction of new products or services, the strength of our competitors, and various factors affecting our industry generally, may have a significant impact on the market price of our securities. In recent years, the stock market has experienced a high level of price and volume volatility. Market prices for the securities of many companies, particularly of small and emerging growth companies like ours whose common stock is traded in the over-the-counter market have experienced wide price fluctuations which have not necessarily been related to the operating performance of these companies.

29. We may encounter unforeseen costs in the supplying products.

    Our estimates of the costs and time to be consumed in the supplying of various products customarily provided by companies may not be accurate. There can be no assurance that analysis of the customer’s various needs, recommendations for and/or implementation of improvements, modifications, cost reductions, and consulting and specific problem-solving, will not cost significantly more than expected or even prove to be prohibitive. Further, we are unable to predict the amount of time or expenses that will be used in our efforts to obtain any additional debt and/or equity financing required. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect us.

30. Our success is dependent on key personnel.

    Our ability to succeed is substantially dependent on the performance of our officers and Directors. Our success also depends on our ability to attract, hire, retain and motivate future officers and key employees. The loss of the services of any of these executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not entered into employment agreements with any of our Officers and Directors, and currently have no “Key Man” life insurance policies. Our future success may also depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical managerial, marketing and customer service personnel.
Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, marketing and customer service personnel could have a material adverse effect on the business, prospects, financial condition

31. A low market price would severely limit the potential market for our common stock.

Our common stock is expected to trade at a price substantially below $5.00 per share, subjecting trading in the stock to certain SEC rules requiring additional disclosures by broker-dealers. These rules generally apply to any non-NASDAQ equity security that has a market price share of less than $5.00 per share, subject to certain exceptions (a “penny stock”).

Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and institutional or wealthy investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock.

32. FINRA sales practice requirements may also limit a stockholders ability to buy and sell our stock.

 In addition to the penny stock rules promulgated by the SEC, which are discussed in the immediately preceding risk factor, FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit the ability to buy and sell our stock and have an adverse effect on the market value for our shares.

33. An investor’s ability to trade our common stock may be limited by trading volume.

A consistently active trading market for our common stock may not occur on the OTCBB. A limited trading volume may prevent our shareholders from selling shares at such times or in such amounts as they may otherwise desire.

34. Our company has a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control.

Our common stock ownership is highly concentrated. Through its ownership of shares of our common stock, two shareholders, JTR Investments, Limited, which is controlled by our President, Julian T. Ross, and Agave Resources, LLC., whose President  is Don Reed, a member of our Board of Directors beneficially own 86.53% of our total outstanding shares of common stock before this offering. As a result of the concentrated ownership of the stock, these two stockholders, acting together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock.

35. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

 Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors’ independence, audit committee oversight and the adoption of a code of ethics. While our Board of Directors has adopted a Code of Ethics and Business Conduct, we have not yet adopted any of these corporate governance measures and, since our securities are not listed on a national securities exchange or NASDAQ, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

36. Our board of directors has the authority to issue shares of “blank check” preferred stock, which may make an acquisition of our company by another company more difficult.

We may in the future adopt certain measures that may have the effect of delaying, deferring or preventing a takeover or other change in control of our company that a holder of our common stock might consider in its best interest.  Specifically, our board of directors, without further action by our stockholders, currently has the authority to issue shares of preferred stock and to fix the rights (including voting rights), preferences and privileges of these shares (“blank check” preferred). Such preferred stock may have rights, including economic rights, senior to our common stock. As a result, the issuance of the preferred stock could have a material adverse effect on the price of our common stock and could make it more difficult for a third party to acquire a majority of our outstanding common stock.

37. Because we will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

We have never paid dividends on our common stock and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any potential investor who anticipates the need for current dividends from his investment should not purchase our common stock.

38. There are doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

As discussed in Note 3 to the accompanying financial statements as of December 31, 2007 and 2008 and the periods then ended, the company’s ability to become a profitable operating company is dependent upon obtaining financing adequate to fulfill its research and market introduction activities, and achieving a level of revenues adequate to support our cost structure has raised doubts about our ability to continue as a going concern.  We plan to attempt to raise additional equity capital by selling shares in this offering and, through one or more private placement or public offerings.  However, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors.  These factors, among others, may make it difficult to raise the necessary amount of capital.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

Factors that might cause these differences include the following:
•	The integration of multiple technologies and programs;
•	the ability to successfully complete development and commercialization of products and our company’s expectations regarding market growth;
•	the cost, timing, scope and results of ongoing research and development efforts;
•	the ability to successfully complete product research and further development;
•	the volume and profitability of product sales of future products;
•	changes in existing and potential relationships with collaborative partners;
•	the availability, cost, delivery and quality of materials supplied by contract manufacturers;
•	the timing, cost and uncertainty of obtaining regulatory approvals of our products;
•	the ability to obtain substantial additional funding;
•	the ability to develop and commercialize products before competitors that are superior to the alternatives developed by competitors;
•	the ability to retain certain members of management;
•	our expectations regarding research and development expenses and general and administrative expenses;
•	our expectations regarding cash balances, capital requirements, anticipated revenue and expenses, including infrastructure expenses;
•	our belief regarding the validity of our patents and potential litigation; and
•	other factors detailed from time to time in filings with the SEC

USE OF PROCEEDS

We will not receive any proceeds from the sales by the selling shareholders.
All proceeds from the sale of the 15,624,816 shares from the existing shareholders will be paid directly to those shareholders. We will receive $250,000 in net proceeds from the sale of the newly issued shares.

DIVIDEND POLICY

We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We did not pay cash dividends during the years ended December 31, 2008 and 2007, respectively.

DETERMINATION OF OFFERING PRICE AND ADDITIONAL INFORMATION

The selling shareholders offering price of their common stock will be determined by market factors. At present there is no public market for the common stock being registered. The selling shareholders arbitrarily selected an offering price of $0.05 cents per share. However, upon clearance to trade the selling price will be determined by market factors not necessarily related to asset value net worth, or criteria of value, which could be considerably less. Announcements of services by our competitors or us may have a significant impact on the market price.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has never been a public trading market for our common stock.  Immediately upon the Securities and Exchange Commission deeming this Registration Statement, of which this Prospectus is a part, effective, the Company intends to seek out the assistance of a Financial Industry Regulatory Authority (FINRA) member to sponsor us and file a 15 (c) 211 for the purpose of attaining trading status on the OTC BB. As of April 30, 2009, we had 58 stockholders of record.  In addition, the number of holders of convertible preferred stock totaled 52 stockholders.

SELLING SECURITY HOLDERS

The persons listed in the following table plan to offer the shares shown opposite their respective names by means of this prospectus. The owners of the shares to be sold by means of this prospectus are referred to as the “selling” shareholders”. The selling shareholders acquired their shares from OxySure in private negotiated transactions, under section 4 (1) of the Securities Act of 1933, or pursuant to offerings exempted from registration with the Securities and Exchange Commission under either Regulation D Rule 505 or Regulation D Rule 506 of the Securities Act of 1933. All of the purchasers had business or personal prior relationships with OxySure’s officers and directors.  These shares may be sold by one or more of the following methods, without limitations.

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers
•	Face to face transactions between sellers and purchasers without a broker/dealer.

In completing sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated. As to any particular broker-dealer, this compensation might be in excess of customary commissions. Neither OxySure nor the selling stockholders can presently estimate the amount of such compensation.

The selling shareholders and any broker/dealers who act in connection with the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Acts of 1933, and any commissions received by them and any profit on any resale of the shares as a principal might be deemed to be underwriting discounts and commissions under the Securities Act.

If any selling shareholders enters into an agreement to sell his or her shares to a broker/dealer as principal and the broker/dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement, of which this prospectus is a part, identifying the broker/dealer, providing required information concerning the plan of distribution, and otherwise revising the disclosures in this prospectus as needed. We will also file the agreement between the selling shareholder and the broker/dealer as an exhibit to the post-effective amendment to the registration statement.

We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. We have also advised each selling shareholder that in the event of a “distribution” of the shares owned by the selling shareholder, such selling shareholder, any “affiliated purchasers”, and any broker/dealer or other person who participates in the distribution may be subject to Rule 102 of Regulation M under the Securities Exchange Act of 1934 (“1934 Act”) until their participation in that distribution is complete. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class, as is the subject of the distribution. A “distribution” is defined in Rule 102 as an offering of securities “that is distinguished from ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods”.  We have also advised the selling shareholders that Rule 101 of Regulation M under the 1934 Act prohibits any “stabilizing bid” or “stabilizing purchase” for purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

No selling shareholder has, or had, any material relationship with us or our officers or directors. To our knowledge, no selling shareholder is affiliated with a broker/dealer.

Manner of Sale

The shares of common stock owned by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit. Since as of the date of this prospectus no market exists for our common stock, sales by the selling shareholders are not possible until our common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange. The estimated selling price is price of $0.05 per share. If and when our common stock becomes quoted on the OTC Bulletin Board or listed on the securities exchange, the shares owned by the selling shareholders may be sold in the public market or in private transactions for cash at prices to be determined at that time. We will not receive any proceeds from the sale of the shares by the selling shareholders.  The selling shareholders will pay all sales commissions and other costs of the sale of the shares offered by them.

The following table sets forth (i) the number of outstanding shares, beneficially owned by the selling stockholders prior to the offering; (ii) the aggregate number of shares offered by each such stockholder pursuant to this prospectus; and (iii) the amount and the percentage of the class to be owned by such security holder after the offering is complete:

Name of the Owner of the Common Stock	Number of Shares Owned before the Offering	Number of Shares Offered by Selling Shareholders	Number of Shares Owned after the Offering	Percentage of Shares Owned after the Offering
AGAVE Resources, LLC(1)	720,000	720,000	0	0.00%
ANTWI, Kwadwo	70,000	70,000	0	0.00%
AULDS Family L.P. #1(2)	80,000	80,000	0	0.00%
CARR, Gregory W.	20,000	20,000	0	0.00%
CURLETT, Jesse D.	1,000	1,000	0	0.00%

CURLETT, Samuel R.	2,000	2,000	0	0.00%

DICKERSON, Carl	5,000	5,000	0	0.00%
DORREL, Ronald Kenton	40,000	40,000	0	0.00%
DUFFY, Joshua	2,000	2,000	0	0.00%
EVERSON Jr., Robert H.	10,000	10,000	0	0.00%
FELDMAN, David B.	10,000	10,000	0	0.00%
FOSTER, T. Scott	1,066	1,066	0	0.00%

FROST, Dr. David E.	20,000	20,000	0	0.00%
HARRIS, Dennis O.	12,500	12,500	0	0.00%
HOYT, Matthew & Susan	5,000	5,000	0	0.00%
HUPP, Dr. James R.	15,000	15,000	0	0.00%
HUTTON, Tim	17,000	17,000	0	0.00%
JEFFREY, Lisa	10,000	10,000	0	0.00%
JENNINGS, Robert	25,000	25,000	0	0.00%
JENNINGS, Robert IFO Zack Jennings	5,000	5,000	0	0.00%
JERNIGAN, Steve	70,000	70,000	0	0.00%
JJ Johnson Investments, Ltd.(3)	70,000	70,000	0	0.00%
JONES, Chris	12,500	12,500	0	0.00%
JONES, G. Christopher	30,000	30,000	0	0.00%
JONES, Guy Breese	12,500	12,500	0	0.00%
JTR Investments, Ltd.(4)	12,800,000	12,800,000	0	0.00%
KARPER, Dr. Robert E.	20,000	20,000	0	0.00%
LANZI, Dr. Guy L.	45,000	45,000	0	0.00%
LARSON, Mr. & Mrs.	10,000	10,000	0	0.00%
LAVERDURE, Kristianne	20,000	20,000	0	0.00%
LAVERDURE, Maurice	10,000	10,000	0	0.00%

LAVERDURE, Maurice Jr.	10,000	10,000	0	0.00%
LE, Phong	300,000	300,000	0	0.00%
LINDSAY, David	6,000	6,000	0	0.00%

LINDSAY, Jamie B.	4,000	4,000	0	0.00%
LINDSAY, Jerry	50,000	50,000	0	0.00%

LUCAS, Jonathan E.	1,000	1,000	0	0.00%
MCDONALD, Henry	10,000	10,000	0	0.00%
NELMS, James W., Jr.	62,600	62,600	0	0.00%
NELMS, Jim & Shelley	50,000	50,000	0	0.00%
NEW DAWN Acquisitions, LLC(5)	35,000	35,000	0	0.00%
PACIFIC Cattle Corporation(6)	115,000	115,000	0	0.00%
PARK, Jin	20,000	20,000	0	0.00%

PHOENIX Capital Ventures, Inc.(7)	18,650	18,650	0	0.00%
POUYAT, Scott	5,000	5,000	0	0.00%
RBC Dain Rauscher FBO: James W. Nelms, Jr.,SEP	57,500	57,500	0	0.00%
REED, Nancy	120,000	120,000	0	0.00%
ROSS, Pearl	8,000	8,000	0	0.00%
SCHWARTZ, Daniel C.	70,000	70,000	0	0.00%
SHEFTEL, Scott	5,000	5,000	0	0.00%
SPRADLEY Holdings(8)	20,000	20,000	0	0.00%
STEINHARDT, James	10,000	10,000	0	0.00%
TABER, Steven M.	20,000	20,000	0	0.00%

TIMBREZA, Charles K.	1,500	1,500	0	0.00%
The Ross Family Trust(9)	400,000	400,000	0	0.00%
WHITE, R. Dean	20,000	20,000	0	0.00%
WJVEST Holding General Partnership(10)	25,000	25,000	0	0.00%
WOOD, David	10,000	10,000	0	0.00%
Totals (58 Shareholders)	15,624,816	15,624,816	0	0.00%

Notes:
1.	Agave Resources, LLC is controlled by our Director, Don Reed.
2.	AULDS Family L.P. #1 is controlled by Chris Aulds.
3.	Joe Johnson is the controlling shareholder of JJ Johnson Investments, Ltd.
4.	JTR Investments, Ltd. is a family partnership controlled by our President and CEO, Julian Ross.
5.	NEW DAWN Acquisitions, LLC is controlled by Julie Nichols.
6.	Stan Bert is the President of Pacific Cattle Corporation.
7.	Phoenix Capital Ventures, Inc. is controlled by Josh B. Curlett.
8.	Spradley Holdings is controlled by Dr. Larry Spradley.
9.	The Ross Family Trust is controlled by trustees, one of whom is our President and CEO, Julian Ross.
10.	Casey Jensen is the General Partner in the WJVEST Holding General Partnership.

On or about July 2004, February 2008, and March 2009, OxySure Systems, Inc. closed the following private placement offerings and transactions in which it sold a total of 15,624,816 shares of its common stock to the aforementioned shareholders, except for Gregory W. Carr and Scott T. Foster who received their shares for services rendered, and JTR Investments, Limited which received its shares pursuant to the Asset Purchase and Stock Transfer Agreement transaction described below.  The shares were issued at the prices described below.  The shares bear a restrictive transfer legend.  These transactions (a) involved no general solicitation, (b) involved less than thirty-five non accredited purchasers, and (c) relied on a detailed disclosure document to communicate to the investors all material facts about OxySure Systems, Inc., including an audited balance sheet and reviewed statements of income, if applicable, changes in stockholders’ equity and cash flows.

July 2004 Private Share Transactions

    On January 15, 2004, the Company executed an Asset Purchase and Stock Transfer Agreement with entities controlled by the founder of the Company. In connection with this agreement, the Company acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by the founder of the Company. As consideration for the purchase, the Company issued 14,000,000 shares of common stock and a promissory note for $150,000 to these entities. The common stock was valued at $7,000 using the then par value of the common stock on the date. In addition, up to and including July 15, 2004, the company sold 310,000 shares of common stock for proceeds of $126,500 to shareholders not related to the Company’s founder.

February 2008 Private Placement

    On February 28, 2008 the Company closed a private placement of common stock pursuant to which we sold an aggregate of 635,000 shares of common stock at an aggregate $2.50 per share, for gross proceeds of approximately $1,587,500.

March 2009 Private Placement

    On March 31, 2009, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 310,500 shares of common stock at an aggregate $1.00 per share, for gross proceeds of approximately $310,500.

*Pursuant to Section 4(2) of the Securities Act of 1933, the stock was issued in a transaction not involving a public offering. These shareholders are friends and acquaintances.

       To our knowledge, no selling shareholder is affiliated with a broker/dealer.

SHARES ELIGIBLE FOR FUTURE SALE

Currently, there is no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. We have outstanding an aggregate of 15,624,816 shares of common stock as of the date of this prospectus.  If the shares that are being registered under this registration statement, of which this prospectus is a part, there will be a total of 39,898,770 outstanding. If and when this registration is deemed effective by the Securities and Exchange Commission, all of these shares will be freely tradable without restriction or further registration under the Securities Act, except as may be restricted by lock up agreements and except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.  Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale in the public market as follows:

Approximate Number of Shares Eligible for Future Sale	Date
15,624,816
These shares will become freely tradable shares when and if the Securities and Exchange Commission deems this registration statement effective.  Of these shares, control persons own approximately 13,520,000 shares. The control block of shares are subject to the provisions of Rule 144 volume requirements. The remaining 2,104,816 shares consists of shares that are owned by non-controlling individuals and entities and will be eligible for resale, but subject to certain lock-up provisions contained herein.  Of the 2,104,816 shares, selling stockholders holding an aggregate of 2,104,816 shares of common stock (the “Shares”) have agreed that they will not sell any of such securities during the “Lock-Up Period”, defined as follows: The Lock-Up Period shall mean: (i) with respect to the first quarter of the Shares, the period beginning the first day that the shares of OxySure becomes traded in a nationally recognized market, and ending on the 90th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market; (ii) with respect to the second quarter of the Shares, the period beginning on the 91st day and ending on the 180th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market;

(iii) with respect to the third quarter of the Shares, the period beginning on the 181st day and ending on the 270th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market; and (iv) with respect to the fourth quarter of the Shares, the period beginning on the 271st day and ending on the 360th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market;

         Notwithstanding the foregoing restrictions on transfer, the undersigned may, at any time and from time to time during the Lock-Up Period, transfer the Shares (i) as bona fide gifts or transfers by will or intestacy, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that any such transfer shall not involve a disposition for value, (iii) to a partnership which is the general partner of a partnership of which the undersigned is a general partner, provided, that, in the case of any gift or transfer described in clauses (i), (ii) or (iii), each donee or transferee agrees in writing to be bound by the terms and conditions contained herein in the same manner as such terms and conditions apply to the undersigned. For purposes hereof, "immediate family" means any relationship by blood, marriage or adoption, not more remote than first cousin.

5,000,000	Direct Public Offer. These shares will be freely tradable after the Securities and Exchange Commission declares effective the registration statement of which this prospectus is a part.

19,273,954
These shares will be freely tradable after the Securities and Exchange Commission declares effective the registration statement of which this prospectus is a part.  Includes 10,459,705 shares of common stock that may or have been acquired upon the exercise of outstanding warrants and warrants to be issued in the future. It includes 5,000,000 shares that may or have been acquired upon the exercise of outstanding options. It includes 3,814,249 shares into which our Series A Convertible may convert.

Rule 144

In general, under Rule 144 a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell all of their shares, provided the availability of current public information about our company.

Sales under Rule 144 may also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company. Any substantial sale of common stock pursuant to any resale registration statement or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Lock-Up Agreements and Registration

Common Stock, Preferred Stock and Warrants: Holders of our common stock, preferred stock and warrants have entered into lock-up agreements pursuant to which they agreed not to sell their shares during a lock-up period (the “Lock-up Period”). For the purposes thereof, the Lock-Up Period means: (i) with respect to the first quarter of the Shares, the period beginning the first day that the shares of OxySure becomes traded in a nationally recognized market, and ending on the 90th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market; (ii) with respect to the second quarter of the Shares, the period beginning on the 91st day and ending on the 180th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market; (iii) with respect to the third quarter of the Shares, the period beginning on the 181st day and ending on the 270th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market; and (iv) with respect to the fourth quarter of the Shares, the period beginning on the 271st day and ending on the 360th day subsequent to the first day that the shares of OxySure becomes traded in a nationally recognized market;

         Notwithstanding the foregoing restrictions on transfer, the undersigned may, at any time and from time to time during the Lock-Up Period, transfer the Shares (i) as bona fide gifts or transfers by will or intestacy, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that any such transfer shall not involve a disposition for value, (iii) to a partnership which is the general partner of a partnership of which the undersigned is a general partner, provided, that, in the case of any gift or transfer described in clauses (i), (ii) or (iii), each donee or transferee agrees in writing to be bound by the terms and conditions contained herein in the same manner as such terms and conditions apply to the undersigned. For purposes hereof, "immediate family" means any relationship by blood, marriage or adoption, not more remote than first cousin.

    It is our intention to list our shares of common stock on OTCBB.  There can no assurance, however, that the company will successfully list its shares of common stock on the OTCBB.

    Stock Options:  Our employees are required to enter into a Voting Stock Agreement which sets out the terms of participation in the Company’s stock option plan. Generally, Voting Stock Agreements, provide for, inter alia, that in the event that the Company completes an initial public offering of its shares resulting in the trading of its shares in a recognized market, the shares (underlying the stock options) shall not be sold for a period of 12 months thereafter.

    There is no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of any locked-up shares.  The Company may, however, consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales. The release of any lock-up would be considered on a case-by-case basis.  Factors that OxySure may consider in deciding whether to release shares from the lock-up restriction include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our securities, historical trading volumes of our securities and whether the person seeking the release is an officer, director or affiliate of us.

PLAN OF DISTRUBUTION

The securities being offered may be sold by the Selling Shareholders or by those to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by Selling Shareholders. The distribution of the securities by the Selling Shareholders may be effected on one or more transactions that may take place in the over-the-counter market, including broker’s transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the Selling Shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the securities Act of 1933, as amended, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the Selling Shareholders provide us with cash proceeds from their sales of the securities. If any of the Selling Shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

If our company or our management receives proceeds from the sales of the securities by the Selling Shareholders, those persons may have conducted an illegal distribution of our securities and may be deemed underwriters. Accordingly, they will have liability for any material misrepresentations or omissions in this document and otherwise in the offer and sales of securities.

In addition, the Selling Shareholders and any brokers and dealers through whom sales of the securities are made may be deemed to be “underwriters within the meaning of the Securities Act of 1933, as amended, and the commissions or discounts and other compensations paid to such persons may be regarded as underwriters’ compensation.

           In addition to, and without limiting each of the Selling Shareholders and any other person participating in a distribution will be affected by the applicable provisions of the 1934 Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the Selling Shareholders or any such other person.

Under the 1934 Act, and the regulations there under, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution.

Also the Selling Shareholders are subject to applicable provisions which limit the timing of purchases and sales of our common stock by the Selling Shareholders.

We have informed Selling Shareholders that, during such time as they may be engaged in distribution of any of shares we are registering by this registration statement, they are required to comply with Regulation M. In general, Regulation M precludes any Selling Shareholder, any affiliated purchasers and any broker-dealer or any other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading efforts and selling methods. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the Selling Shareholders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specific maximum. Regulation M  specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Selling Shareholder and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

There can be no assurance that the Selling Shareholders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdiction only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the 1934 Act, any person engaged in distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

Timing of Sales.

The Selling Shareholders may offer and sell the shares covered by this prospectus at various times. The Selling Shareholders will act independently of each other in making decisions with respect to the timing, manner and size of each sale.

Offering Price.

The Selling Shareholders intend to sell their shares at an offering price of $0.05 per share until quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market. Thereafter, the sales price offered by the Selling Shareholders to the public may be:

(1) The market price prevailing at the time of sale;

(2) A price related to such prevailing market price; or

(3) Such other price as the Selling Shareholders determine from time to time.

Our common stock is not currently listed on any national exchange or electronic quotation system. If our common stock becomes publicly traded, then the sale price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale.

Manner of Sale.

The shares may be sold by means of one or more of the following methods:

(1)	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
(2)	purchase by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
(3)	ordinary brokerage transactions in which the broker solicits purchasers;
(4)	through options, swaps or derivative;
(5)	privately negotiated transactions; or
(6)	in a combination of any of the above methods.

The Selling Shareholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Shareholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by the brokers or dealers may, but is not expected to, exceed that which is customary for the types of transaction involved. Broker-dealers may agree with a Selling Shareholder to sell a specific number of shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then current market price or in negotiated transactions. In connection with resale of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

We will request a broker-dealer to make application to the NASD to have the Company’s securities quoted on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC “Pink Sheets.” There is no guarantee that any active market will ever exist for the shares sufficient for the selling shareholders to sell their shares.

If our Selling Shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by tem may be deemed to be underwriting commissions or discounts under the Securities Act.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operation

As shown in the accompanying financial statements, we had net losses of ($2,041,437) from operations for the twelve month period ending December 31, 2008 and net losses of ($2,313,893) from operations in the twelve month period ending December 31, 2007.  Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our services. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

We have limited financial resources available which has had an adverse impact on our liquidity, activities and operations. These limitations have adversely affected our ability to obtain certain projects and pursue additional business. There is no assurance that we will be able to raise sufficient funding to enhance our financial resources sufficiently to generate volume or to engage in any significant research and development, or purchase plant or significant equipment.

We have earned no significant revenue or profits to date, and even though operations began on January 15, 2004 we anticipate that we will continue to incur net losses for the foreseeable future. We expect to incur a net loss of approximately ($2,000,000) for the year ending December 31, 2009, as compared to net loss of ($2,041,437) for the year ending December 31, 2008. From the date of inception January 15, 2004, we have lost a total of ($6,321,935).

Plan of Operation

We believe we can sustain our plan of operation for the next twelve months of cash flow from our current clients. We intend to actively seek for a suitable, existing business for an acquisition. We anticipate the terms of the acquisition will require a combination of cash and stock.

Being a public company will position us with the ability to raise capital and issue shares for acquisitions and growth opportunities.

Our keys to success and critical factors for the next year are in order of importance;

1.	Implement our expansion-marketing plan by intensifying solicitation of new clients to increase our customer base.
2.	Use financial control and cash flow planning.
3.	Use the advantage of the economies of scale.

There are:
•	No summary of any product research and development to be performed.
•	No expected purchase or sale of plant and significant equipment.
•	No expected significant changes in the number of employees.
•	No known trends, events or uncertainties that have or are reasonably likely to have material impact on the small business issuer’s short term or long-term liquidity.
•	No material commitments for capital expenditures and the expected sources of funds for such expenditures
•	No known trends events or uncertainties that have had or that are reasonably expected to have material impact on the net sales or revenues or income from continuing operations.
•	No significant elements of income or loss that do not arise from the small business issuers continuing operations
•	No causes for any material changes from period to period in one or more line items of the small business issuer’s financial statements
•	Seasonal aspects that favorably affect our operations are new automobile introduction months and major holidays. Special retail promotions require additional printing and advertising.

    We feel our current cash flow is insufficient to accomplish our goals for the next twelve months and we will be require to raise additional funds during this time There is no assurance that we will be successful in raising capital .

Critical Accounting Policies, Estimates and Assumptions

The SEC defines critical accounting policies as those that are, in management's view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

Revenue recognition.  We recognize revenue from the sales of products. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectivity is reasonably assured. Sales revenue is presented net of value added tax (VAT), sales rebates and returns. No return allowance is made as product returns are insignificant based on historical experience.

Allowance for doubtful accounts. In estimating the collectability of accounts receivable we analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if we make different judgments or use different estimates. Our accounts receivable represent a significant portion of our current assets and total assets. Our realization on accounts receivable, expressed in terms of United States dollars may be affected by fluctuations in currency rates since the customer’s currency is frequently a currency other than United States dollars.

Inventories. The Company’s inventory consists of raw material components for its portable oxygen systems as well as completed products and accessories. Inventory is stated at the lower of cost or market.

Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. Cash and cash equivalents may at times exceed Federally insured limits. To minimize this risk, the Company places its cash and cash equivalents with high credit quality institutions.

Property and Equipment. Property and equipment are recorded at cost with depreciation and amortization provided over the shorter of the remaining lease term or the estimated useful life of the improvement. Renewals and betterments that materially extend the life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Impairment of Long-Lived Assets. The Company review long-lived assets, including amortizable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized forthe difference between the fair value and carrying value of the asset. During 2008 and 2007, the Company recognized impairments charges of $0 and $84,318, respectively.

Research and Development Costs. Costs associated with the development of the Company’s products are charged to expense as incurred.

Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Therefore, the Company records deferred taxes for the tax effect of differences between the financial reporting basis and the income tax basis of the Company’s assets and liabilities. A valuation reserve is provided for a portion or all of the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (FAS-123R), Share-Based Payment, which is a revision of Statement of Financial Accounting Standards No. 123 (FAS-123), Accounting for Stock-Based Compensation. FAS-123R eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB-25), Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based-method. The Company adopted the provisions of FAS-123R effective January 1, 2006 using the prospective method.

    Under the prospective method compensation cost is recognized beginning with the effective date for all share-based payments granted, modified, repurchased or cancelled after the effective date. The application of SFAS No. 123, involves significant amounts of judgment in the determination of inputs into the Black- Scholes option-pricing model, which the Company uses to determine the value of the stock options it grants. Inherent in this model are assumptions related to expected fair value of the common stock, stock-price volatility, option life, risk-free interest rate, and dividend yield. While the risk free interest rate and dividend yield are less subjective assumptions, typically based on factual data, the expected stock-price volatility and option life assumptions require a greater level of judgment, which makes them critical accounting estimates. The Company has not and does not anticipate distributing dividends to stockholders and accordingly uses a 0% dividend yield assumption for all Black Scholes option pricing calculations.

    The Company uses an expected stock-price volatility assumption that is primarily based on comparable stock of public companies. With regard to the weighted-average option life assumption, the Company evaluates the exercise behavior of past grants as a basis to predict future activity. The amount of stock based compensation expenses is net of an estimated forfeiture rate, which is also based on historical data. The fair value of options issued during the years ended December 31, 2008 and 2007 was approximately $0 and $135,000, respectively.
The Company accounted for all share-based payments granted prior to January 1, 2006 in accordance with APB-25 and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and Interpretation for APB Opinion No. 25. Under APB-25, the Company recognized no compensation expense related to employee or director stock options when options were granted with exercise prices at or above the estimated fair value of the stock on the date of grant, as determined by the Board of Directors.

    The Company has adopted the disclosure-only provisions of FAS-123 and Statement of Financial Accounts Standards No. 148(“FAS-148”), Accounting for Stock-Based Compensation –Transition and Disclosure – An Amendment of FASB Statement No. 123. Under the provisions of FAS-123, compensation expense is recognized based on the fair value of options on the grant date. FAS-123 requires disclosure of pro format net income (loss) information computed as if the Company had accounted for its employee stock options granted under the fair value method set forth in FAS-123. The fair value for these options was estimated at the date of grant using the minimum value option pricing model with no volatility and the following weighted-average assumptions: no dividend payouts expected, expected option life of five years and a risk-free interest rate ranging from 4.3% to 5.1%. For the purpose of pro forma disclosers, the estimated fair value of the options if amortized to expense over the respective options’ vesting period. Had the Company determined compensation expense for employee stock options granted prior to January 1, 2006 based on their fair value at the grant date under FAS-123, the pro forma net loss would have been as follows:

    The Company follows the provisions of FAS-123R and Emerging issues Task Force No. 96-18, Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring or in Connection with Selling Goods or Services, for equity instruments granted to nonemployees.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

Advertising Costs - Advertising costs are charged to operations when incurred. The Company incurred $48,230 and $5,137 in advertising costs in the years ending December 31, 2008 and 2007.

Financial Instruments - Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2008 and 2007. The respective carrying value of certain on balance- sheet financial instruments approximate their fair values. These financial instruments include cash, accounts payable, accrued expenses and notes payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values.

Recently Enacted Accounting Standards. In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 became effective as of the beginning of our 2008 fiscal year. The adoption of FAS 157 did not have a significant impact on our financial statements.

    In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which addresses how to quantify the effect of financial statement errors. The provisions of SAB 108 became effective as of the end of our 2007 fiscal year. The adoption of SAB 108 did not have a significant impact on our financial statements.

    In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of our 2009 fiscal year. We are currently evaluating the impact that FAS 159 will have on our financial statements.

    In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. The statement is effective for annual periods beginning after December 15, 2008.

    In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,” (SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. We are currently evaluating the impact that FAS 161 will have on our financial statements.

    In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities.

    Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. SFAS 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 163 will have a material impact on its financial condition or results of operation.

Employee Note Receivable

    During 2006 the Company loaned $15,845 to an employee. The promissory note bears interest at 5.25% per annum and requires bi-weekly principal and interest payments of $238, which were deducted from the employee’s pay. The outstanding principal balance at December 31, 2008 and 2007 was $0 and $7,354, respectively.

Liquidity and Capital Resources

    We had an unrestricted cash balance of approximately $2,239 as of December 31, 2008, as compared to $319,381as of December 31, 2007. Our funds are kept in financial institutions located in the United States of America

    We had negative working capital of approximately $23,708 and $1,587 as of December 31, 2008 and 2007, respectively. The increase of negative working capital was largely caused by the substantial increase in prepaid expenses.

Seasonality

    Our business is not seasonal in nature.  The seasonal effect does not have a material impact on our sales.

Off-Balance Sheet Arrangements

    We have no material off-balance sheet transactions.

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk.

We may face some risk from potential fluctuations in interest rates, although our debt obligations are primarily short-term in nature.

Foreign Currency Risk.

    Substantially all of our operations are conducted in the United States and our primary operational currency in US Dollar (“USD”).  As a result, currently the effect of the fluctuations of USD exchange rates has no appreciable impact on our business operations, but will be increasingly material as we introduce our products widely into new international markets. Substantially all of our revenues and expenses are denominated in USD, and we use the United States dollar for financial reporting purposes. As we introduce our products widely into new international markets, there can be no assurance that any applicable exchange rates will not be volatile or that any particular currencies will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations, if any, outside of the United States.

DESCRIPTION OF BUSINESS

Background

OXYSURE SYSTEMS, INC. (the “Company”) was formed on January 15, 2004 as a Delaware “C” Corporation for the purpose of developing products with the capability of generating medical grade oxygen "on demand”, without the necessity of storing oxygen in compressed tanks.  OxySure developed a unique technology that generates medically pure (USP) oxygen from two dry, inert powders.  Other available chemical oxygen generating technologies contain hazards that the Company believes make them commercially unviable for broad-based emergency use by lay persons.  The Company’s launch product is the OxySure Model 615 portable emergency oxygen device.  The Company believes that the OxySure Model 615 is currently the only product on the market that can be safely pre-positioned in public and private venues for emergency administration of medical oxygen by lay persons, without the need for training.

The Company was founded by our President, Julian T. Ross, who conducted or managed all the related research and development, a function Mr. Ross continues to oversee.  In early 2004 Mr. Ross moved his research and development efforts into the North Texas Enterprise Center for Medical Technology (“NTEC”).  NTEC is a Frisco-based medical technology incubator, and the Company was accepted as an NTEC program company in early 2004, and graduated from the incubator program in November 2005.

    In December 2005 the Company received FDA clearance for Model 615 (510(K), Class II). The approval number for our FDA clearance is K052396, and Model 615 is cleared for over the counter sale, without the need for a prescription.

Upon graduation from NTEC, the Company proceeded with the development of its purpose-built manufacturing facility in Frisco, Texas, which also serves as the Company’s headquarters.  The facility comprises 16,200 square feet of light industrial space, of which approximately 9,000 square feet is dedicated to production and warehousing.  The Company received an economic incentive from the Frisco Economic Development Corporation (“FEDC”) in the amount of $243,000 in support of the development of the facility.  In addition, the Company received a further amount of $324,000 in the form of a Tenant Improvement Allowance from the Company’s landlord.  Upon completion of the build-out, the Company moved into the facility in October 2007.  The Company commenced commercial shipment of Model 615 during the 2008 financial year.

Our Product and Market Applications

The Company believes that its process and methodology for oxygen generation and delivery may have a significant impact on the emergency/short duration oxygen supply marketplace.  Management believes that OxySure makes the delivery devices safer, more affordable, more accessible, easier to use or more consumer friendly.  The Company believes that OxySure improves access to emergency oxygen that affects the survival, recovery and safety of individuals in two multi-billion dollar markets involving both established and expansion customer opportunities:

(1)	Individuals at risk for cardiac, respiratory or general medical distress needing immediate help prior to emergency medical care arrival;
(2)	Those requiring immediate protection and escape from exposure situations or oxygen-deficient situations inindustrial, mining, military, or other public settings.

The first product being commercialized using our platform technology is the OxySure Model 615.  This product is simple to use, and allows a bystander or layperson to administer medical oxygen to a victim or patient during those first, critical minutes of a medical emergency while waiting for first responders to arrive.  Just like an Automated External Defibrillator (“AED”), Model 615 is designed to “bridge the gap” between the onset of a medical emergency and the time that the first responders arrive on the scene of the emergency.

Model 615 utilizes a simple, one-step activation and has a reusable component and a disposable component.  The reusable component comprises an outer housing and an actuation mechanism, and the disposable component is a self-contained cartridge, within which the chemical reaction takes place.  Each disposable cartridge supplies in excess of 15 continuous minutes of medically pure (USP) oxygen at the FDA-standard 6 liters per minute. If the need for oxygen lasts longer than 15 minutes, the cartridge is quickly replaced and the process repeated.  Model 615 is primarily made of lightweight, thermoplastic materials and weighs approximately 11 pounds, inclusive of the cartridge.  The Company believes that Model 615 is significantly differentiated over traditional oxygen modalities (compressed gas, cryogenic, thermal decomposition), as it relates to emergency use by lay persons.  During the oxygen generation process in Model 615, there is less pressure, and no tanks, gauges, flame, electrical charge or other hazards typically associated with existing oxygen dispensing devices.

    In addition, Model 615’s advantages include: (i) it does not represent an explosion hazard – the powders are inert, until oxygen is needed and is generated on demand when the unit is actuated with one simple step; (ii) the process does not present a toxicity hazard; (iii) the product is safe for transportation; (iv) it does not constitute an environmental hazard; (v) the product does not generate the extreme heat associated with older, chemical technologies; and most importantly (vi) it does not require any training to operate, and is designed for use by any lay person.

In addition to Model 615, the Company plans to commercialize several additional products over the next 3 to 5 years, providing needed solutions for various vertical markets, including potential solutions for mining markets, aviation markets, sports & recreation markets, and emergency use markets where longer duration (than 15 minutes) are desired.

Market Analysis

Management believes that Model 615 may create a new market category of emergency oxygen availability for the early administration or treatment of cardiovascular, respiratory and other medical emergencies.  By empowering a lay person to augment the services of first responders, we believe that Model 615 may follow a similar model to that of an Automated External Defibrillator (“AED”) or a fire extinguisher.  The Company believes that Model 615 can be safely pre-positioned in homes, buildings and other public and private settings to provide immediate medical grade oxygen in an emergency, but without the risk associated with compressed gas containers, and without the training required to operate such equipment.  The Company believes that the OxySure Model 615 enables a loved one, bystander or even the victim themselves to administer medical oxygen in a convenient, safe and inexpensive manner while awaiting the arrival of emergency medical responders.  The Company believes Model 615 may also be helpful as a standby solution by providing temporary oxygen to aid escape in hazardous exposure situations, or when necessary long-term oxygen supplies are interrupted.

The Company believes that there is significant clinical support for the critical need for early oxygen administration during cardiovascular or respiratory emergencies.  During a cardiovascular or respiratory distress emergency, the availability of oxygen to the heart, brain, other vital organs or injured area is either stopped or impaired.  In less than 3 minutes without oxygen, brain cells begin to die.  In less than 8 minutes, the heart muscle cells begin to die.  Both of these conditions typically lead to permanent disability, since neither the brain nor the heart is considered regenerative.  In less than 10 minutes the ability to sustain life is at risk.  Even if a victim survives, their future quality of life can be directly related to the number of minutes that they were deprived of oxygen.  Given that the response time of first responders can be between 6 and 15 minutes from the time 911 is called, the clinical significance and appeal of the Model 615 becomes apparent.

The Company plans to introduce Model 615 into Commercial, Government, Education and Consumer markets.  As a general rule, these markets may comprise one or more of the following customer categories: (i) At Risk markets; (ii) Emergency Placement markets; and/or (iii) Preventative buyers.  There is a certain measure of overlap between or among these customer categories, but the Company believes the following market definitions to be generally accurate.

(i) At Risk markets: At Risk markets comprise individuals at risk of specific medical emergencies as a result of either being diagnosed with or having at least one risk factor associated with cardiovascular disease or respiratory diseases or ailments.  Respiratory diseases or ailments can include chronic obstructive pulmonary disease (“COPD”) and asthma.  Management believes that buyers in this At Risk segment will include persons, or relatives of persons, with known existing medical conditions such as cardiovascular disease or asthma in which the presence of on-demand emergency oxygen is highly appealing.

The American Heart Association estimates that there are over 80 million Americans who are afflicted with cardiovascular disease in one form or another.  Of the 80 million potential victims: (a) 40 million, or 50% are diagnosed with cardiovascular disease; (b) 40 million, or 50% exhibit at least one risk factor associated with cardiovascular disease; and (c) more than 2/3 are 50 years of age or older.  Management projects that, given the rapid onset of the aging baby boomer population, this ratio will increase substantially over the next decade and will likely increase the number of Americans suffering from such diseases.

Chronic Obstructive Pulmonary Disease (COPD) is refers to a group of lung diseases that can interfere with normal breathing.  It is estimated that at least 11% percent of the US population has COPD, and with the aging of the population, the incidence is increasing.  There is a strong correlation with exposure to tobacco, which means that former and current tobacco users have greater risk of acquiring COPD.  Other factors that have the potential to play a role in the development of COPD include air pollution, occupational exposure to dust and chemicals, repeated lower respiratory tract infections, maternal smoking, poor nutrition, and prolonged and untreated asthma.

COPD is the second leading cause of death in America, up from the fifth leading cause only 16 years ago. In 2002, 120,000 Americans died of COPD related illnesses.  It is estimated that 30 million Americans have COPD.  Of those 30 million Americans, the most severe 8% to 10% are actively treated with long-term oxygen therapy (LTOT).  The other 90% are not treated with LTOT, but do experience what is known as acute exacerbations.  These exacerbations are defined as a recent deterioration of the patient's clinical and functional state due to worsening of their COPD.  It is normally accompanied by dypsnea (shortness of breath) and almost always requires hospitalization.

Oxygen supplementation is one of the few known effective treatments for an exacerbation.  Similar to a severe asthma attack, these individuals never know when or where they will be when an exacerbation may occur.  Model 615 provides a portable, non-battery driven source of oxygen that will allow those with COPD to bridge the gap between the onset of an exacerbation and the availability of emergency care.

(ii) Emergency Placement markets:  Management believes that organizations, corporations, educational customers, governmental entities will purchase Model 615 as an emergency response measure.  By pre-positioning it in an easily accessible way, either by itself or right next to an AED, Model 615 can serve as a first line of defense in the event of any medical or civil emergency.

The Company believes that there is a significant number of organizations, corporations and educational entities that may acquire Model 615 for placement in strategic locations in the event of an on-site emergency.  In addition, the Company believes that there may be significant applicability and appeal in various government markets for placement in strategic locations for medical emergencies and for civil emergencies.

In addition to the 40 million injury-related emergency room visits that were noted above, there are multitudes of potential emergencies that would benefit from the immediate application of oxygen.  For example, each year over 1 million Americans suffer a potentially fatal cardiac emergency—one person every 34 seconds.  About 460,000 of those cardiac emergencies are fatal, with death occurring before the victim can get professional medical attention.  There are nearly 4.5 million on-the-job injuries and illness each year, many of which would be administered oxygen if available.  Approximately 5,000 to 7,000 school-aged children die from sudden cardiac arrest each year without exhibiting prior symptoms.  Many of these deaths occur at school and related sporting events.

Additionally, with the events of 9/11 and Hurricane Katrina, national awareness of emergency preparedness has dynamically evolved.  The threat of a terrorist act or airborne illness such as Avian Flu has prompted government agencies, emergency medical personnel, and private corporations to pre-position emergency supplies in the event of a natural or man-made disaster or a civil emergency.

The initial target locations for Emergency Placement are summarized below.  It is apparent that many of these targets would have multiple buildings and/or be of a facility size that would justify multiple units of Model 615 on-site.  Management believes that the availability of a non-pressurized tank, on-demand oxygen supply at Model 615’s selected price point may have the potential for governments, regulatory agencies and regulatory boards to require locating one or more such devices pre-positioned on-site.

Educational Facilities

There are approximately 102,265 educational campuses in the United States.  Of these, there are:

•	87.125 US schools representing grades Kindergarten through 12th grade.[1]
•	11,000 accredited programs for infants to children of 8 years. This includes day care and after school programs.[2]
•	4,140 United States College and Universities.[3]

Manufacturing Facilities

According to the U.S. Department of Commerce, Economics and Statistics Administration, there are 350,735 manufacturing facilities in the United States.

Residential Swimming Pools

 1 National Association of State Boards of Education (1998-99 school year).
2 National Association for Education for Young Children’s annual report (August 2005).
3 National Center for Education Statistics, Digest of Education Statistics, 2005.

The number of residential backyard swimming pools in the United States is estimated to be 6.5 million.  Drowning is the second-leading cause of injury-related death for children 1-14 years old.

Recreational Vehicles

According to a study completed by the University of Michigan, approximately 8 million US households own a least one RV.  This represents a 15% increase in RV ownership over the prior four years and is largely attributed to the enormous baby boomer generation.

Recreational Marine Vehicles

The National Marine Manufacturers Association estimates that there were approximately 18 million recreational boats in use in the United States in 2006. Of these, 8.53 million were outboard boats, 1.12 million were inboard boats, 1.72 million were stern drive boats, 1.56 were sailboats and 3.58 million were classified as other.

Restaurants

The National Restaurant Association’s 37th Annual Industry Forecast (2004) reported 925,000 restaurants in the United States.

Churches

There are approximately 325,000 churches in the United States.

Occupational Safety & Health Act (OSHA) Compliant Buildings

There are nearly 20 million locations for first aid alone called for in the OSHA Compliance Locations Publication.

Preventive Buyers

Management believes that many individuals and homeowners will purchase Model 615 as a preventive/first aid measure in the event of an unforeseen emergency, including cardiovascular emergencies, respiratory emergencies and general medical emergencies. Preventive buyers are defined as buyers with no known history or diagnosis of chronic disease, but are likely to buy Model 615 in preparation for a possible emergency.

Management believes that for the same reasons smoke alarms, first aid kits, AEDs and fire extinguishers are purchased for home use, the same consumers may be predisposed to purchase the Model 615 as part of their standard arsenal in the event of an emergency.

Sales and Marketing Plan

The Company has adopted a dual direct and indirect sales strategy for developing push sales of its products.  The Company has targeted the Education market as an early adopter market and has achieved some initial success in penetrating that market.

    As a result of the Company’s sales efforts during the 2008 launch year, Model 615 was sold into K-12 schools and school districts in more than 15 states.  The Company plans to continue to build on this early success in the Education market.  In addition, we have had very limited initial success in selling Model 615 into churches and other commercial placement markets, and the Company plans to continue its effort to validate those early markets in the foreseeable future.  The Company plans to increase its sales capability by adding independent distributors and by expanding its direct sales force.  In addition, the Company plans to implement a marketing strategy designed to create market demand and sales through market awareness and education.

Strategic Marketing Efforts

Utilizing both online and above the line marketing activities, the Company plans to implement a marketing strategy that is designed to maximize market penetration within the three defined target segments:  At-Risk, Preventive Buyers, and Emergency Placement.  Through a combination of strategic marketing efforts, distribution partners, direct sales, direct-to-consumer advertising and education, Management believes the Company can achieve the desired market penetration into these defined segments.  Management believes that achieving certain strategic objectives will assist in maximizing the Model 615’s penetration across all segments and will achieve a sense of legitimacy that drives sales via both direct and distributor channels.

Professional Organization Endorsements

Professional organizations serve as advocacy groups, central clearinghouses for information, and, oftentimes, as regulatory agencies for groups of industry professionals that have a vested interest in maximizing safety for patients and clients while they are on-site.  OxySure plans to pursue endorsements and “best practices” recommendations from such groups.  Management believes that in some cases, either at the state or national level of the professional organization, it may be possible to steer organizational bylaws to legislate on-demand, on-site oxygen as mandatory equipment for members of that organization.

Strategic Branding

The Company plans to set aside a portion of its marketing budget for overall strategic branding efforts.  Targeted industry publications that appeal to key decision makers within the specialty medical community will be the primary focus of these branding and product awareness efforts.  Branded collateral with a targeted message, focus, and call to action will also be part of these expenditures.

Distributor Network

The Company plans to build a network of distributors that have an established presence within the medical emergency and industrial safety markets.  Automated External Defibrillator (AED) manufacturers and distributors and specialty medical distributors that can tap into the immediate and urgent need of the cardiovascular and COPD segments are strong fits.  The Company plans to pursue international markets through distributors who are local to those markets and who have strong levels of sales and marketing capabilities in those markets.

Retail Channel

The Company plans to pursue partnerships with retailers that can merchandise Model 615 for at risk and preventative buyers.

e-Commerce Site

The Company plans to develop a micro-site that allows customers to point, click, and purchase directly from OxySure within a secure e-commerce environment.  By targeting visitors seeking information or products related to asthma, COPD, heart disease, oxygen, oxygen therapy, supplemental oxygen use, and other key search terms Management believes that the goal of increasing awareness and sales in a cost-effective manner will be significantly enhanced.

Direct Response Television (DRTV)

Management believes that a direct response appeal to consumers may have the simultaneous benefits of higher margin sales and a cost-effective method for rapidly building awareness of the features, advantages and benefits of the Model 615.  The company plans to test a DRTV campaign to appeal directly to the consumer segment through a targeted pilot.  Utilizing space-available national media, sufficient audience reach can be obtained cost-effectively.  Based on the pilot validation, Management plans to evaluate the potential of ongoing direct response television marketing efforts, possibly on larger scales.

Competition and Buying Patterns

We believe that our Model 615 portable emergency oxygen device is highly differentiated from all other emergency-duration medical oxygen supply products (compressed gas, cryogenic, thermal decomposition). We believe that Model 615 makes on-demand, emergency-duration medical oxygen safer and more readily accessible for various classes of user markets. Its process and the resulting product allow lay person use, as compared to all other competitive technologies where training is typically required and usage can be hazardous. During oxygen generation in Model 615, there is less pressure, and no compressed tanks, regulator gauges, flames, electrical charge or other hazards typically associated with existing oxygen dispensing devices. We believe that Model 615 allows a lay person, without training to administer medical oxygen in a medical emergency while waiting for first responders to arrive on the scene.

Alternative modalities for providing emergency oxygen include compressed tanks. There are very large, well-funded companies who can provide emergency oxygen in compressed tanks, including companies such as Linde, Airgas (NYQ: ARG), Air Products & Chemicals Inc. (NYQ : APD), Air Liquide and Praxair. Any or all of these companies could engage in a price war with OxySure or aggressively pursue the consumer market. If they did, such competitive actions could have a significant adverse impact on our business.

Research

Some nominal market research conducted in the mid-nineties showed strong understanding and acceptance of the product and why it's needed. Direct mail survey research conducted by a magazine publisher serving specialty markets (Highways, Motor Home and Trailer Life) also projected high demand.

Current research has included approximately 200 qualitative one-on-one interviews with executives of potential licensees, distribution partners and retail outlets. More than 90 percent of these individuals easily acknowledged the validity of the market opportunity and the OxySure® value proposition.   Many other industry experts are extremely optimistic about the market reception of the Model 615.

Additional primary research projects will be conducted as we move closer to retail sales.  We will employ an independent market research firm to better understand attitudes, awareness, and expectations about the product on both a qualitative and quantitative basis across the primary consumer US market segments. Among issues to be addressed are:
▪	Awareness of the role of oxygen in a medical emergency
▪	Attitudes about availability of oxygen
▪	Attitudes about the perceived benefits/liabilities/appeal of a portable on-demand oxygen product
▪	Attitudes about perceived value, price and channel expectations
▪	Perceptions regarding product appearance, labeling & persuasiveness
▪	Purchasing intent

This updated direct market feedback on product, pricing and distribution; messaging and other relevant market issues will help guide final consumer-retail launch plans and ongoing marketing strategy.  Meanwhile, a continuing market research effort will be part of the company's ongoing marketing program.
We believe the following strengths contribute to our competitive advantages and differentiate us from our competitors:

Market Position

    Since the inception of OxySure Systems, Inc., we have focused on the research, development and manufacture of the OxySure Model 615 portable oxygen system and other related oxygen technologies.  We have developed significant expertise in the key technologies and the manufacturing requirements that will enable us to improve the quality of our products, reduce costs, and keep pace with current standards of the rapidly evolving consumer medical device industry.  We believe that we are able to bring to the market well-differentiated products that perform well against competitive offerings based on price, style, and brand recognition.  Our specific oxygen generation technology has broad application to consumer products and we believe it has allowed us and will continue to allow us to distinguish our products from those of our competitors.

Design and Manufacturing Capabilities

    We employ a rigorous and systematic approach to product design and manufacturing. We have developed Standard Operating Procedures (SOPs) specific to our design and manufacturing processes, and we develop and track new concepts and ideas from a variety of sources, including direct customer feedback, trade shows, and industry conferences.  We do not own any property at the present time and have no agreements to acquire any property. Our executive offices are located at 10880 John W. Elliot Drive, Suite 600, Frisco Texas, 75034. The space is approximately 16,200 square feet, and comprises approximately office space and manufacturing space. This space is new and was purpose built for our manufacturing needs. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate additional space in the future, if needed, on commercially reasonable terms.

Experienced Management Team

    Our Board and management team has significant business and industry experience, including an understanding of changing market trends, consumer needs, technologies and our ability to capitalize on the opportunities resulting from these market changes.  The founder, current CEO and Chairman of OxySure Systems, Inc., Julian T. Ross, who also controls our principal beneficial stockholder, has over 18 years of experience in business development, technology, operations, corporate finance and mergers & acquisitions, which has been a key factor in the development of the Company.  Other members of our management team also have significant experience with respect to key aspects of our operations, including research and development, product design, manufacturing, and sales and marketing.

Established Distribution Channels

    We plan to sell our products through a network of distributors and resellers allowing us to penetrate customer markets worldwide.  We also plan to develop a direct sales team in the United States to pursue large accounts in Commercial, Education, Government, and Retail markets and to pursue special situations. We plan to sell our products domestically in the United States and internationally through numerous channels, including independent specialty retailers, international and regional chains, mass merchants, and distributors.

Customer Service Expertise

    We plan to work closely with our major customers in order to ensure high levels of customer satisfaction.  We plan to constantly evaluate and identify our strongest customers in each distribution channel and focus our sales efforts towards the largest and fastest growing distributors and resellers.  We anticipate that in order to provide superior service and foster customer trust and loyalty, we will offer flexible delivery methods and product feedback opportunities to our customers. We also expect to be an Original Equipment Manufacturer, or OEM, for certain customers in the future. If we do acquire any OEM customers, we expect to provide a range of services, which may include the development of products from initial design through production to testing, distribution and after market support.

Brand Awareness

    We intend to promote our self-branded products, marketed under the brand-name OxySure, aggressively to become a recognized brand name in the United States, which we expect will assist us in growing our business over the course of the next few years. We plan to develop and commercialize additional products targeted at various vertical markets under the OxySure brand name, and we believe that in time our consumer oxygen products will develop a solid reputation and an established a brand name in the US.

Intellectual Property

    We rely on a combination of patent, trademark and trade secret protection and other unpatented proprietary information to protect our intellectual property rights and to maintain and enhance our competitiveness in the consumer medical industry.  As a matter of practice, we require assignment of intellectual property rights provisions in all our employment, consultant and subcontractor agreements.

    The Company has legal ownership of the five (5) U.S. and one (1) South African patents, in addition to numerous patent applications, that we use in our business operations.  These patents include design, utility, and invention patents that relate to our products.  In January 2004, OxySure entered into an assignment and transfer agreement with Mr. Ross, the Company’s Founder for the transfer and assignment of certain patent applications to OxySure, in addition to other initial intellectual property related to our business operations.

    We also rely on unpatented technologies to protect the proprietary nature of our product and manufacturing processes. We require that our management team and key employees enter into confidentiality agreements that require the employees to assign the rights to any inventions developed by them during the course of their employment with us. All of the confidentiality agreements include non-competition and non-solicitation provisions that remain effective during the course of employment and for periods following termination of employment, which vary depending on position and location of the employee.

    We have 3 registered trademarks in the United States, and 4 registered trademark applications.

    Our success will depend in part on our ability to obtain patents and preserve other intellectual property rights covering the design and operation of our products. We intend to continue to seek patents on our inventions when we deem it commercially appropriate. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued for currently pending or future applications or that our existing patents or any new patents issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to us. We may be subject to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of any such intellectual property claims could have a material adverse effect on our operations.

We hold five U.S. patents comprising three utility patents and two design patents as follows:

7,407,632 entitled “Apparatus and delivery of medically pure oxygen”
7,381,377 entitled “Method for controlled production of a gas”
7,465,428 entitled “Method and apparatus for controlled production of a gas”
D549,341 entitled “Breathing device utilizing a catalytic oxygen generation method”
D549,342 entitled “Breathing device utilizing a catalytic oxygen generation method”

In addition, we hold one South African patent, number 2006/5051 entitled “Method and apparatus for generating oxygen”.

In addition, we have numerous patents pending in the U.S., Canada, Europe, and Australia pertaining to our technology, including embodiments, engineering designs, actuation mechanisms, control systems and product applications. Additionally, we have implemented processes and protocols to maintain some of the synthesis and production process of the catalytic elements of our product as trade secrets. Some of the methods we use include internal codification of production inputs and limiting the availability of proprietary information.

Market Position

Since the inception of OxySure Systems, Inc., we have focused on the research, development and manufacture of the OxySure Model 615 portable oxygen system and other related oxygen technologies.  We have developed significant expertise in the key technologies and the manufacturing requirements that will enable us to improve the quality of our products, reduce costs, and keep pace with current standards of the rapidly evolving consumer medical device industry.  We believe that we are able to bring to the market well-differentiated products that perform well against competitive offerings based on price, style, and brand recognition.  Our specific oxygen generation technology has broad application to consumer products and we believe it has allowed us and will continue to allow us to distinguish our products from those of our competitors.

Design and Manufacturing Capabilities

We employ a rigorous and systematic approach to product design and manufacturing. We have developed Standard Operating Procedures (SOPs) specific to our design and manufacturing processes, and we develop and track new concepts and ideas from a variety of sources, including direct customer feedback, trade shows, and industry conferences.  We do not own any property at the present time and have no agreements to acquire any property. Our executive offices are located at 10880 John W. Elliot Drive, Suite 600, Frisco Texas, 75034. The space is approximately 16,200 square feet, and comprises approximately office space and manufacturing space. This space is new and was purpose built for our manufacturing needs. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate additional space in the future, if needed, on commercially reasonable terms.

Experienced Management Team

Our Board and management team has significant business and industry experience, including an understanding of changing market trends, consumer needs, technologies and our ability to capitalize on the opportunities resulting from these market changes.  The founder, current CEO and Chairman of OxySure Systems, Inc., Julian T. Ross, who also controls our principal beneficial stockholder, has over 18 years of experience in business development, technology, operations, corporate finance and mergers & acquisitions, which has been a key factor in the development of the Company.  Other members of our management team also have significant experience with respect to key aspects of our operations, including research and development, product design, manufacturing, and sales and marketing.

Established Distribution Channels

We plan to sell our products through a network of distributors and resellers allowing us to penetrate customer markets worldwide.  We also plan to develop a direct sales team in the United States to pursue large accounts in Commercial, Education, Government, and Retail markets and to pursue special situations. We plan to sell our products domestically in the United States and internationally through numerous channels, including independent specialty retailers, international and regional chains, mass merchants, and distributors.

Customer Service Expertise

We plan to work closely with our major customers in order to ensure high levels of customer satisfaction.  We plan to constantly evaluate and identify our strongest customers in each distribution channel and focus our sales efforts towards the largest and fastest growing distributors and resellers.  We anticipate that in order to provide superior service and foster customer trust and loyalty, we will offer flexible delivery methods and product feedback opportunities to our customers.

Brand Awareness

We intend to promote our self-branded products, marketed under the brand-name OxySure, aggressively to become a recognized brand name in the United States, which we expect will assist us in growing our business over the course of the next few years. We plan to develop and commercialize additional products targeted at various vertical markets under the OxySure brand name, and we believe that in time our consumer oxygen products will develop a solid reputation and an established a brand name in the US.

Strategy

Our goal is to become a global leader in the development and manufacture of consumer oxygen products. We intend to achieve this goal by implementing the following strategies:

We plan to leverage our expertise in product design and development, our intellectual property platform, and develop our distribution network by continuing to develop and introduce new and enhanced products.  We plan to strengthen the performance of our technology to provide users with an easy-to-use products.  Our goal is to continue to enhance the functionality of our core features and making our products simpler to use.  We intend to invest additional resources in our research and development, applications and intellectual property to promote innovation and maintain customer preference for our products.

Build Partnerships with New and Existing Customers

We intend to strengthen relationships with our existing customers and our strategy is to establish partnerships with our current customers whereby we develop and manufacture new products based on their needs.

We also seek to leverage our technology to develop relationships and strategic alliances with third-party distributors, vendors, and manufacturers. We believe OEMs of respiratory products and safety products, distributors and value-added resellers (“VARs”) can simplify the use and increase the safety of their products and services by integrating our products, resulting in broader market opportunities and significant competitive advantages.

Expand Global Presence

Though we have concentrated in the United States, a strong and growing market for our products exists in countries outside of America, primarily to Europe, Asia, and South and North America.  We intend to further expand our international resources to better serve global customers and business associates and to leverage opportunities in markets such as Brazil, Canada, Europe, Australia, South Korea, India, and China.

    We hope to add regional sales representatives and distributors in different geographic regions to better address demand for our products.

Expand Sales Network and Distribution Channels

We intend to expand our sales network in America and develop relationships with a broader set of wholesalers, distributors and resellers, all in order to expand the market availability of our products in the United States.  We believe there exists vast opportunities to expand market presence.  We hope that these relationships will allow us to diversify our customer base and significantly increase the availability and exposure of our products.

Augment Marketing and Promotion Efforts to Increase Brand Awareness

We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to strengthen the marketability of our products. We plan to carry out a brand development strategy based on product innovation, quality, and design excellence. We have also participated and intend to continue to participate in various exhibitions and similar promotional events to promote our products and brand.

Supply of Raw Materials

We intend to procure materials to meet forecasted customer requirements. Special products and large orders are quoted for delivery after receipt of orders at specific lead times.  We will maintain minimum levels of finished goods based on market demand in addition to inventories of raw materials, work in process, and sub-assemblies and components.  We reserve for inventory items determined to be either excess or obsolete.

Pricing and availability of raw materials can be volatile, attributable to numerous factors beyond our control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s limited supply. To the extent that we experience cost increases we may seek to pass such cost increases on to our customers, but cannot provide any assurance that we will be able to do so successfully or that our business, results of operations and financial condition would not be adversely affected by increased volatility of the cost and availability of raw materials.

Presently, we believe our relationships with our suppliers are good and we expect that our suppliers will be able to meet the anticipated demand for our products in the future.  However, due to our dependence on a few suppliers for certain raw materials, we could experience delays in development and/or the ability to meet our customer demand for new products.  In addition, we have a number of longstanding business relationships with certain suppliers, and we believe that alternative suppliers are available. Although we have not been subject to shortages for any of our components, we may be subject to cutbacks and price increases which we may not be able to pass on to our customers in the event that the demand for components generally exceeds the capacity of our suppliers.  We believe our manufacturing facility provides us with flexibility in our supply chain, to better manage inventories and to reduce delays and long-term costs for our products.

Manufacturing

The manufacture of our products will require coordinated use of machinery and raw materials at various stages of manufacturing.  Our manufacturing operations are conducted Frisco, Texas, in our modern, 16,200 square-foot facility, which houses a 10,000 square-foot production area. We use automated machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the other aspects of the manufacturing process to manual labor. We intend to further streamline our production process and continue investing in our manufacturing infrastructure to further increase our manufacturing capacity, helping us to control the per unit cost of our products.

Quality Control

We consider quality control an important element of our business practices. We have stringent quality control systems that are implemented by company-trained staff members to ensure quality control over each phase of the production process, from the purchase of raw materials through each step in the manufacturing process. We utilize a scientific management system and precision inspection measurement, capable of ensuring our products are of high quality.

Our quality control process consists of the following functions:

•	setting internal controls and regulations for semi-finished and finished products;
•	testing samples of raw materials from suppliers;

•	implementing sampling systems and sample files;
•	maintaining quality of equipment and instruments; and

•	articulating the responsibilities of quality control staff.

Research and Development

To enhance our product quality, reduce cost, and keep pace with technological advances and evolving market trends, we continue to engage in research and development. Our research and development effort  is focused on enhancing our technology by improving the performance of our current products and developing new products, in addition to developing related and alternative technologies. We have made investments of capital and time to develop technology engines, intellectual property and industry expertise in technologies that we believe provide us with a competitive advantage in the markets where we compete. Our technologies are based on complex formulas which require extensive amounts of data and expertise.  We continue to invest in technologies to maintain our market position and to develop new applications and products.

    We conduct substantially all of our research and development with an in-house staff, including research staff holding advanced degrees.  The duties of our core research function is to improve research and development management and market analysis, in addition to establishing and regulating the production projects. All departments work together to research new material and techniques, test product performance, inspect products and to test performance of machines used in the manufacturing process.

    In addition to the advancement of our current product, we believe that the future success of our business depends upon our ability to enhance our existing product, to develop compelling new products, to develop cost effective products, to qualify these products with our customers, to effectively introduce these products to existing and new markets on a timely basis, and to commence and sustain volume production to meet customer demands.  To avoid product obsolescence, we will continue to monitor technological changes, as well as users' demands for new technologies. Failure to keep pace with future changes could adversely affect our revenues and operating results in the future.  Although we have attempted to determine the specific needs of the markets in which we participate, there can be no assurance that the markets will, in fact, materialize or that our existing and future products designed for these markets will gain market acceptance.

Warranties and Return Policy

    We offer limited warranties for our products, comparable to those offered to consumers by our competitors. Such warranties typically consist of a 30-day period for our oxygen product, under which we will pay for labor and parts, or offer a new or similar unit in exchange for a damaged unit. Our customers may return products to us for a variety of reasons, such as damage to goods in transit, cosmetic imperfections and other issues, if within the warranty period.

Product Liability and Insurance

    We currently carry $1 million in product liability insurance.  Because of the nature of the products sold by us, we may be periodically subject to product liability claims resulting from personal injuries. We may become involved in various lawsuits incidental to our business.  To date, we have not been subject to products liability litigation.  Product liability insurance is expensive, restrictive and difficult to obtain. Accordingly, there can be no assurance that we will have sufficient product liability insurance and/or capital sufficient to cover any successful product liability claims made against us in the future, which could have a material adverse effect on our financial condition and results of operations.

Competition

    We face competition from many other manufacturers, most of which have significantly greater name recognition and financial, technical, manufacturing, personnel, marketing, and other resources than we have.  The market in which we compete is subject to rapid technology changes, highly fragmented, and cyclical.

    We compete primarily on the basis of quality, price, design, reliability, and quality service and support to our customers. We believe that our standard products are comparable in quality and performance with competitors in our market category. Many of our competitors have a stronger competitive position than we do in that they have greater brand recognition and longer-standing customer relationships.

Environmental Regulations

    We are subject to various federal, state and local environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process.

    We believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted to create environmental liability with respect to our other facilities, operations, or products.

    OxySure constructed its manufacturing facilities with the environmental laws and requirements in mind. If we fail to comply with the provisions of the environmental laws under which we are governed, we could be subject to fines, criminal charges or other sanctions by regulators, including the suspension or termination of our manufacturing operations.

Employees

As of December 31, 2008, we had 15 full-time employees, including 7 employees in production and 3 employees in sales and marketing. All of our employees are based in the United States. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relationships with our employees are generally good.

LEGAL PROCEEDINGS

We are a Delaware corporation in good standing with the necessary authority to offer the Shares which were issued by the company and being restricted hereunder, and be bound by the terms and conditions of performance on our part. We are not now a party to or involved in or aware of any litigation or other adverse claims, lawsuits, investigations or other legal proceedings of a material nature involving us at this time.

The Company was party to a lawsuit involving a former service provider. During May 2008, a settlement was reached between the Company and this service provider in which the Company agreed to pay $75,000 on or before September 1, 2008 and the service provider agreed to return to the Company 25,000 shares of preferred stock in the Company. The $75,000 settlement due to the service provider has been paid in full, and the provider has returned the shares of preferred stock to the Company’s counsel.

During the past five years none of our directors, executive officers or persons nominated to become directors or executive officers, have been convicted in a criminal proceeding. Nor have any such persons been subject to a petition under the Bankruptcy Act or any state insolvency; law whether filed by or against such person, or any partnership in which such person was a general partner at or within two years before the time of such filing, or corporation or business association of which such person was an executive officer at or within two years before the time of such filing, or has a receiver, fiscal agent or similar officer ever been appointed by a court for the business or property of such person.

We are not involved in any legal proceedings and we do not know of any legal proceedings, which are threatened or contemplated.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

Our Executive officers and directors are as follows:

Name	Age	Title
Julian T. Ross	42	Chairman, CEO, President & Interim CFO
Scott T. Freeman	45	Vice President of Operations
Dr. John M. Lansdown	47	Director of Research
Donald T. Reed	75	Director

We are not aware of any of our Executive Officers and Directors being party to any legal proceedings, bankruptcies, criminal proceedings, court orders, judgments or civil activities.

Our officers and directors are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified, or until his prior resignation or removal. Our executive officers are appointed by the Board of Directors and hold office until resignation or removal by the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this report concerning beneficial ownership of our common stock by (i) each director, (ii) each executive officer, (iii) the directors and officers of our Company as a group, and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock.

Name and address	Position	Amount	Percent held	Class

Donald T. Reed(5) 2201 E. Hickory Hill Road Argyle, TX 76226	Director	0(1)	0%	Common

Julian T. Ross 6912 Stony Hill Road McKinney, TX 75070	Chairman, CEO, President & Interim CFO	0(2)	0%	Common

Scott T. Freeman 708 Wills Point Drive Allen, TX 75013	Vice President of Operations	30,500(3)	.16%	Common

Dr. John M. Lansdown 811 Jasper Lane McKinney, TX 75071	Director of Research	0(4)	0%	Common

Officers & Directors	Sub-Total	30,500.16%		Common

JTR Investments, Limited(5)		12,800,000(6)	66.02%	Common

Agave Resources, LLC. (7)		1,940,000(8)	10.01%	Common

Total of Group	Total	14,770,500	76.11%	Common

(1)
Does not include 120,000 shares common owned by Mrs. Nancy Reed. Mrs. Reed is the spouse of Director Donald T. Reed. Does not include participation in, or options held, pursuant to our Voting Stock Option Plan of February 1, 2004 as Amended. Please see “Stock Options” below.

(2)
Does not include participation in, or options held, pursuant to our Voting Stock Option Plan of February 1, 2004 as Amended. Please see “Stock Options” below. In addition, does not include 400,000 common shares held by The Ross Family Trust u/t/a dated 12/29/1999, to which Mr. Ross serves as Trustee.

(3)
Shown on an as-converted basis. Mr. Freeman holds 25,000 preferred shares, which translates to 30,500 shares common at a conversion ratio of 1.22. Does not include participation in, or options held, pursuant to our Voting Stock Option Plan of February 1, 2004 as Amended. Please see “Stock Options” below.

(4)	Does not include participation in, or options held, pursuant to our Voting Stock Option Plan of January 15, 2004 as Amended. Please see “Stock Options” below.
(5)	Our Chairman, President & CEO, Julian T. Ross controls JTR Investments, Limited.
(6)	Does not include 383,286 penny warrants owned by JTR Investments, Limited, as at April 2, 2009.
(7)	Director Donald T. Reed is President and a beneficial owner of Agave Resources, LLC.
(8)	Represents the total of 720,000 shares common held by Agave Resources, LLC plus 1,000,000 preferred shares, which translates to 1,220,000 shares common at a conversion ratio of 1.22.

Julian T. Ross, 42, Chairman, CEO, President & Interim CFO

Mr. Ross is the developer of the OxySure® technology and the Founder of OxySure® Systems, Inc. He has over 18 years experience in technology and manufacturing, having functioned both in consulting and operational capacities at senior management level. As comfortable as he is in technical settings and technology environments, Mr. Ross is an accomplished corporate finance manager. He has worked for and with start-ups and established organizations, including Anglo American Corporation, Volt Information Sciences, Tandy Corporation, Merrill Lynch, Ernst & Young, Sun International and Isle of Capri, Inc. He holds an MBA in Finance from the Edwin L. Cox School of Business at Southern Methodist University.

Scott T. Freeman, 45, Vice President of Operations

Mr. Freeman has over 20 years of engineering experience and operations management from the plastic and medical device industries. Scott earned a U.S. Patent while at Mobil Chemical Company's R&D facility, and then went on to hold several key executive positions including VP Operations, Director of Quality responsible for ISO 9000 registration, supply chain management, sales and marketing, and product development, in both public, international corporations, and private start-up entities. Mr. Freeman has worked closely with regulatory agencies, scientific bodies, and suppliers to design and successfully launch new medical products in growing markets. His education includes a B.S. Petroleum Engineering from the University of Texas, and he is a registered Professional Engineer in the State of Texas.

Dr. John M. Lansdown, 47, Director of Research

Dr. Lansdown has over 25 years experience in research, development and product commercialization, of which over 11 years experience is in advanced analytical chemistry. Prior to joining OxySure®, Dr. Lansdown worked as an analytical geochemist at the University of Texas at Austin. In that capacity, he managed the state-of-the-art ICP Mass Spectrometry facility in the Department of Geological Sciences. Dr. Lansdown has also held scientific, development and management positions with Advanced Technology Materials, Inc., Ashland Chemical at Motorola and the department of Geochemistry at the University of Toronto. Dr. Lansdown is well published, and received a B.S. degree in Chemistry from Syracuse University and a Ph.D. from the University of Washington.

Donald T. Reed, 75, Director

Don Reed has over 40 years experience in business development, operations, mergers & acquisitions and general management. He currently serves as President of Agave Resources, LLC., a private equity firm focused on investing in early and mid-stage high growth companies. Prior to that Mr. Reed served as CEO and Chairman of Geotrace Technologies, Inc., an international reservoir services company specializing in high technology seismic data processing for oil and gas companies. Geotrace was founded by Mr. Reed under the name Geo-Trace Enterprises in 1979, and was active in it's growth and expansion until the company was sold in 2003. Mr. Reed spent the 17 years prior to founding Geotrace Technologies with Amoco Production Company in various management, technical and exploration positions. He served in the U.S. Infantry as an Intelligence Specialist, and holds a B.A. (Math) and a B.S. (Geology) from the University of Texas.

Compensation

The following table sets forth information concerning the compensation for the three fiscal years ended December 31, 2008 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000, and up to two additional individuals, as applicable, for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last fiscal year.

Name and Position	Year	Salary		Bonus	Total
Julian T. Ross, Chairman, CEO, President & Interim CFO	2008 2007	$180,000 180,000	$	Nil 8,200	$180,000 188,200
Scott T. Freeman	2008 2007	$110,000 110,000	$	Nil 2,600	$110,000 112,600
Dr. John M. Lansdown	2008 2007	$90,000 90,000	$	Nil 1,400	$90,000 91,400
Donald T. Reed, Director	2008 2007	$0		$0	$0

1.
The named executive officers did not receive additional non-cash compensation, prerequisites or other personal benefits, other than their participation in the Company’s Voting Stock Action Plan adopted February 1, 2004, as Amended.

2.	Dollar value of base salary (both cash and non-cash) earned during the year.
3.	Dollar value of bonus (both cash and non-cash) earned during the year.

In terms of Section 18 of Mr. Ross’s employment agreement provision is made for amendments. During FY 2008, the following amendments have been made: In August 2008, Mr. Ross agreed to exchange his salary for a note and for warrants. The Company agreed with Mr. Ross that for every month of salary sacrifice, the note payable pursuant to this arrangement shall increase by $15,000, and shall be senior in rank to all other indebtedness of the Company, unless such other indebtedness expressly provides for otherwise. In addition, for every month of salary sacrifice the Company shall issue Mr. Ross 7,000 Warrants at a strike price of $.01 per share. This arrangement is to remain until the Company’s balance sheet position becomes improved or until after the Company has completed an offering of its securities, at Mr. Ross’s sole discretion. As at March 16, 2009 the accrual to the note payable to Mr. Ross pursuant to this modification was $105,000 and the warrants issuable totaled 52,500. During the period of the modification, the Company continued to pay the health insurance benefits for Mr. Ross pursuant to his employment contract and Company policy.

In terms of Section 18 of Mr. Freeman’s employment agreement provision is made for amendments. For the period commencing in August 31, 2008 through July 15, 2009 Mr. Freeman and the Company agreed to modify Mr. Freeman’s employment agreement as follows: (i) For the period January 15, 2009 through July 15, 2009 the modification provides that Mr. Freeman receives: (a) A reduced monthly base salary of $3,000 per month, which includes provision for payment of medical benefits. (b) Stock options totaling 6,167 options per month, for a total of 37,002 for the 6 month period.

The strike price of these options is $.82 per share, and all 37,002 options shall vest on July 15, 2009 provided that Mr. Freeman remains an employee of the Company. (c) Entitlement to Performance based stock options to the same terms and conditions as the base employment contract. (d) Commission on product sales as follows:
• On the first $9,000 of monthly margin contribution, commission is 0%. The monthly margin contribution requirement is cumulative, starting January 15.
• For every dollar above $9,000 of monthly margin contribution, the commission rate is 50% of margin contribution. If a sales transaction is shared with the “house” or another sales person, then the commission rate after first $9,000 in monthly margin contribution is 25% of the margin contribution. Payment of commissions is based on funds received.
• In the case of sales produced by distributors introduced and managed, only the first 4 months of sales produced by the distributor is commissionable in accordance with the above.
(ii) For the period August 31, 2008 through January 15, 2009 Mr. Freeman has earned a total of 45,835 stock options at a strike price of $.50 in exchange for certain salary amounts foregone. These stock options are above and beyond options provided for in Mr. Freeman’s base employment contract.

Stock Options

2004 Stock Option Plan.  We maintain a 2004 Stock Option Plan (the “2004 Plan”) under which our directors, officers, advisory board, other employees and other key individuals may be granted stock options. Stock option awards to officers and employees under the 2004 Plan generally vest ratably over five years based on continuous service. Stock option awards are generally granted with an exercise price equal to the market price of our common stock at the date of grant and expire no later than ten years from the date of grant. The maximum number of number of Shares to be issued pursuant to the exercise of all Options granted under the Plan is 5,000,000, as revised from the 3,000,000 originally provided for by the plan. As of March 15, 2009, there were 2,919,108 shares available for future grant under the 2004 Plan.

Long-Term Incentive Plans. We do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans although we may adopt one or more of such plans in the future.

Employee Pension, Profit Sharing or other Retirement Plans. We use ADP Totalsource (“ADP”), a Professional Employer Organization (PEO) to administer our payroll and benefits and to provide certain other related human resource functions. Through ADP we provide access to a voluntary 401(k) plan, but we do not provide any matching contributions at this time, although we may modify our company policy in this regard in the future.

The following shows the amounts, which we expect to pay to our officers during the twelve-month period ending December 31, 2009, and the time, which our executive officers plan to devote to our business.

Name	Proposed	Time to be devoted
	Compensation	To OxySure’s Business

Julian T. Ross	180,000	Full Time
Scott T. Freeman	110,000	Full Time
John M. Lansdown	90,000	Full Time

We require employment agreements with our officers or employees. Our employment agreements generally provide for assignment of intellectual property rights. We do not maintain any key man insurance on the life or in the event of disability of any of its officers.

           The following table sets forth information concerning the compensation of our executive officers for fiscal year ended December 31, 2009:

Name/Title	Year	Salary	Bonus	Stock Options

Julian T. Ross, Chairman, CEO, President & Interim CFO	2009	180,000 (1)	0 (2)	180,000
Scott T. Freeman, Vice President of Operations	2009	110,000 (3)	0 (4)	30,000
Dr. John M. Lansdown, Director of Research	2009	90,000	0 (4)	15,000

(1).
The Company entered into an initial employment agreement with Mr. Ross for 5 years, commencing on January 15, 2004 and ending on January 15, 2009 (the “Initial Employment Agreement”). This agreement was renewed for a period of 1 year, commencing on January 15, 2009 and ending on January 15, 2010 (the “Second Employment Agreement”). The Second Employment Agreement provides for an annual salary equivalent of $180,000. In August 2008, the Initial Employment Agreement was amended. The amendment of the Initial Employment Agreement provided that Mr. Ross agree to exchange his salary for a note and for warrants. The Company agreed with Mr. Ross that for every month of salary sacrifice, the note payable pursuant to this arrangement shall increase by $15,000, and shall be senior in rank to all other indebtedness of the Company, unless such other indebtedness expressly provides for otherwise. In addition, for every month of salary sacrifice the Company shall issue Mr. Ross 7,000 Warrants at a strike price of $.01 per share. This arrangement is to remain until the Company’s balance sheet position becomes improved or until after the Company has completed an offering of its securities, at Mr. Ross’s sole discretion. This amendment continued beyond January 15, 2009 (the expiry of the First Employment Agreement) and applied similarly to the Second Employment Agreement. As at March 16, 2009 the accrual to the note payable to Mr. Ross pursuant to the modifications of both the First Employment Agreement and the Second Employment Agreement was $105,000 and the warrants issuable totaled 52,500. During the period of the modifications, the Company continued to pay the health insurance benefits for Mr. Ross pursuant to his employment contracts and Company policy. Does not include participation in any ad hoc bonus pool that the Board of Directors may declare, subject to company performance.

(2).
The Second Employment Agreement provides for bonuses in accordance with the following: Sales Bonus: The company will pay a Sales Bonus at the end of the term of the Second Employment Agreement if the company achieves certain target net revenues during the 2009 Fiscal Year (January 1, 2009 through December 31, 2009). Financing Bonus: The company will pay a bonus if the company closes certain financing amounts during the 2009 Fiscal Year. Stock Performance Bonus: The company will pay a Stock Performance Bonus, which shall be paid in unrestricted shares of Common Stock of the Company or in Cash, at Mr. Ross’s sole discretion if the Company’s stock price maintains a certain level of performance during the term of the Second Employment Agreement.

(3).
The Company entered into an employment agreement (the “Base Employment Agreement”) with Mr. Freeman on September 6, 2006. The Base Employment Agreement provides for an annual salary of $180,000. However, for the period commencing in August 31, 2008 through July 15, 2009 Mr. Freeman and the Company agreed to modify Mr. Freeman’s employment agreement as follows: (i) For the period January 15, 2009 through July 15, 2009 the modification provides that Mr. Freeman receives: (a) A reduced monthly base salary of $3,000 per month, which includes provision for payment of medical benefits. (b) Stock options totaling 6,167 options per month, for a total of 37,002 for the 6 month period.

The strike price of these options is $.82 per share, and all 37,002 options shall vest on July 15, 2009 provided that Mr. Freeman remains an employee of the Company. (c) Entitlement to Performance based stock options to the same terms and conditions as the base employment contract. (d) Commission on product sales as follows:
•	On the first $9,000 of monthly margin contribution, commission is 0%. The monthly margin contribution requirement is cumulative, starting January 15.
•
For every dollar above $9,000 of monthly margin contribution, the commission rate is 50% of margin contribution. If a sales transaction is shared with the “house” or another sales person, then the commission rate after first $9,000 in monthly margin contribution is 25% of the margin contribution. Payment of commissions is based on funds received.

•	In the case of sales produced by distributors introduced and managed, only the first 4 months of sales produced by the distributor is commissionable in accordance with the above.
(ii) For the period August 31, 2008 through January 15, 2009 Mr. Freeman has earned a total of 45,835 stock options at a strike price of $.50 in exchange for certain salary amounts foregone. These stock options are above and beyond options provided for in Mr. Freeman’s base employment contract.
(4)	Does not include participation in any ad hoc bonus pool that the Board of Directors may declare, subject to company performance.

We anticipate paying a CFO $160,000 per year as salary once the company is profitable.

Compensation of Directors. Directors are compensated as to 1,000 options per meeting attended, with strike prices equal to the prevailing market value of the stock at the time of issuance.

The following table sets out stock option awards to our Officers and Directors since 2004:

March 15, 2008
Name and Principal Position	Options Awarded	Options Vested	Options Exercised/Forfeited	Net Options Held
Donald T. Reed, Director	6,000 (1)	6,000	0	6,000
Julian T. Ross, Chairman, CEO, President & Interim CFO	1,080,000 (2)	930,000	71,038	858,962
Scott T. Freeman	243,935 (3)	183,935	2,000	181,935
Dr. John M. Lansdown	100,000 (4)	39,750	0	39,750

(1).	Aggregate strike price is $2.00 per share.
(2).
Includes 900,000 options issued pursuant to the Initial Employment Agreement dated January 15, 2004 and 180,000 options issued pursuant to the Second Employment Agreement dated January 15, 2009. Aggregate strike price is $.25 per share.

(3).	Aggregate strike price is $.76 per share.
(4).	Pursuant to an employment agreement dated June 1, 2006 for a period of 5 years. Aggregate strike price is $2.00 per share.

Family Relationships

There are no family relationships among any of the officers and directors.

Indemnifications of Directors And Executive Officers And Limitations of Liability

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the date of the Share Exchange, we have not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

DESCRIPTION OF SECURITIES

The following description of our capital stock discloses all material information relating to our common stock but is not a full summary of all information relating to our common stock. The description is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock
We are authorized to issue 100,000,000 shares of common stock, $0.0004 par value per share, of which 15,624,816 shares are issued and outstanding as of the date of this prospectus.  Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

(ii)	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

At the date of this prospectus, the principal stockholders of OxySure Systems, Inc. prior to this registration statement of which this prospectus is a part, and their designees, beneficially own approximately 76.11% of the outstanding shares of our common stock. Accordingly, after completion of the Direct Public Offering, these stockholders are in a position to exert considerable influence over all affairs of the Company.

Preferred Stock

We may issue up to 25,000,000 shares of our preferred stock, par value $0.0005 per share, from time to time in one or more series. As of the date of this offering there were 3,126,434 shares (net of subsequent conversions) of Series A Convertible Preferred stock held by sixty six (66) shareholders of record. The number of shares of Common Stock into which each share of Series A Convertible Preferred will convert will be determined by dividing the original issue price by $0.82 resulting in each share of the Series A Convertible Preferred becoming 1.22 shares of common stock.

Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Warrants

Prior to, and concurrent with, the Private Placements, our shareholders held an aggregate of 5,000,000 options and 10,334,705 warrants to purchase shares of our common stock. As of the date of this prospectus, the shareholders held an aggregate of 15,334,705 warrants and options with an exercise price ranging in exercise prices from $0.01 to $2.50 per share.  In addition, we issued a warrant to GreenThumb Capital Corporation as partial compensation for advisory services in connection with our direct public offering preparation of our registration statement of which this prospectus is a part.  GreenThumb Capital may purchase up to 25,000 shares of common stock at an exercise price of $0.01 per share under the warrant, which has a term of five years.

Market Price of Our Common Stock

There is no market for our securities.  The Company intends to file with the Financial Industry Regulatory Authority (FINRA) a 15 (c) 2-11 for the purpose of securing trading of the Company's Common stock on the OTC BB. The price of our common stock will likely fluctuate. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, when and if the Company is approved for trading, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of our common stock:

•	Our financial position and results of operations;
•	Concern as to, or other evidence of, the reliability and safety of our products and services or our competitors’ products and services;
•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;
•	Announcements of innovations or new products or services by us or our competitors;
•	Federal and state regulatory actions and the impact of such requirements on our business;
•	The development of litigation against us;
•	Changes in estimates of our performance by any securities analysts;
•	The issuance of new equity securities pursuant to a future offering or acquisition;
•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Period-to-period fluctuations in our operating results;
•	Investor perceptions of us; and
•	General economic and other national conditions.

Delaware Anti-Takeover Law and Charter Bylaws Provisions

We are subject to Section 203 of the Delaware General Corporation Law.  This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

 Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable.  In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;
•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and
•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders.  These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company.  These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights.  We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts.  These provisions also may have the effect of preventing changes in our management.

All shares offered by the selling stockholders are validity issued fully paid and non-assessable shares of our capital stock.

We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. We also advised each selling shareholder that in the event of a “distribution” of the shares owned by the selling shareholder, such selling shareholder, any “affiliated purchasers”, and any broker/dealer or other person who participates in the distribution may be subject to Rule 102 of Regulation M under the Securities Exchange Act of 1934 (“1934 Act”) until their participation in that distribution is complete. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class, as is the subject of the distribution. A “distribution” is defined in Rule 102 as an offering of securities “that is distinguished from ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods”.

    We also advised the selling shareholders that Rule 101 of Regulation M under the 1934 Act prohibits any “stabilizing bid” or “stabilizing purchase” for purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

No selling shareholder has, or had, any material relationship with us or our officers or directors. To our knowledge, no selling shareholder is affiliated with a broker/dealer.

Transfer Agent

The transfer agent and registrar for our common stock is Action Stock Transfer Corp., 7069 S. Highland Dr., Suite 300, Salt Lake City, UT 84121. Telephone number (801) 274-1088.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to be connected with our Company or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Legal

Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Boulevard
Suite 162
South Pasadena, Florida 33707
(941) 723-7564

Diane J. Harrison, Esq. will pass upon certain legal matters in connection with the validity of the issuance of the share of common stock.

Auditor
Sara Jenkins, CPA
The Blackwing Group, LLC.
18921 G E Valley Parkway
Independence, MO 64055
(816) 813-0098

The Blackwing Group, LLC. has audited the Financial Statements of OxySure Systems, Inc., for the periods and to the extent set forth in its report, which are included herein in reliance upon the authority of said person as an expert in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

We have adopted provisions on our bylaws that eliminate to the fullest extent permissible under Delaware Statutes, the liability of our directors to the company for monetary damages. Such limitations of liability do not affect the availability of your equitable such as injunctive relief or rescission.

Our bylaws provide that the company shall indemnify our directors and officers to the fullest extent permitted by Delaware law including circumstances in which indemnification is otherwise discretionary under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act maybe permitted to directors, officers and controlling persons of  OxySure pursuant to the forgoing provisions or otherwise, We have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the company in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

DESCRIPTION OF PROPERTY

We do not own any property at the present time and has no agreements to acquire any property. Our executive offices are located at 10880 John W. Elliot Drive, Suite 600, Frisco Texas, 75034. The space is approximately 16,200 square feet. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate additional space in the future, if needed, on commercially reasonable terms.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans involving Directors, Officers, Stockholders and Affiliated Parties; Repayment

During March 2008, the Company completed a $1 million bridge financing package consisting of a promissory note for $750,000 (“First Note”) and a promissory note with a draw down provision for $250,000 (“Second Note”) (collectively, the “Notes”). The Notes are subordinated notes and are due and payable on the earlier of (i) completion of the next financing round completed by the Company or (ii) one year after the Notes are issued. The holder of the First Note was also issued penny warrants to purchase 350,000 shares of common stock.  The holder of the First Note is Agave Resources, LLC (“Agave”), an existing stockholder of the Company, and the President of Agave is Donald T. Reed, who also serves as a Director of the Company. The warrants are immediately exercisable and expire on April 15, 2013. To date $250,000 has been drawn against the Second Note, which was extended by JTR Investments, Limited (“JTR”), a company controlled by the founder and Chairman of the Company. The Company is to issue .47 penny warrants for every dollar drawn under this facility. There is no interest payable on either note. During February 2009 the First Note and the Second Note were modified by extending the maturity date in each case by twelve (12) months.

On November 1, 2008 the Board agreed to a further loan from JTR with a draw down provision for up to $750,000. This is a Senior Note (the “Senior Note”). The Company is to issue .47 penny warrants for every dollar drawn under this facility. As of September 30, 2008, there were $219,000 outstanding under this facility, and 174,200 Warrants issuable pursuant to the terms. As of April 30, 2009, there was $432,040 outstanding under the Senior Note, and 390,285 Warrants issuable pursuant to the terms.

Upon the Securities and Exchange Commission deeming this registration statement effective, we will become a publicly reporting company under U.S. securities laws, gained ownership of the subsidiaries.  As a result, we became subject to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly.

The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the us, either directly or indirectly, by any employee or any executive officer or director, or any related family member, of our company or subsidiaries, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by us or our subsidiaries to such persons or entities in the future.

Assignment and Transfer of Intellectual Property Rights

On January 15, 2004, the Company executed an Asset Purchase and Stock Transfer Agreement with entities controlled by the founder of the Company. In connection with this agreement, the Company acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by the founder of the Company.  Subsequent to January 15, 2004 the Company adopted a policy requiring that substantially all employment agreements (including that of Mr. Ross), subcontractor agreements and other appropriate agreements contain a provision assigning to the Company all applicable intellectual property rights developed during the performance of such agreements.

Private Placements

March 2006 Private Placement

On March 31, 2006 the Company closed a private placement of its Series A Convertible Preferred Stock pursuant to which we sold an aggregate of 3,143,237 shares of preferred stock at $1.00 per share, for gross proceeds of approximately $3,143,237, including $62,500 exchanged for services valued at $62,500 and $30,737 exchanged in lieu of cash payments for premiums on our capital leases. Of the total issued preferred shares, 16,803 shares were subsequently converted into common stock, and the total number of Series A Convertible Preferred shares issued and outstanding as at December 31, 2008 was 3,126,434 shares. The following represents a summary of the designations and preferences of the Series A Convertible Preferred Stock:

▪	Ranking – The Series A Preferred ranks senior to common stock.
▪	Dividends – Series A Preferred may be entitled to receive a quarterly non-cumulative dividend in the amount of $.01 per share upon approval from the Board of Directors.
▪
Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred are entitled to receive 100% of the original issue price of $1.00 per share.

▪
Conversion Rights – Each share Series A Preferred is convertible at any time, at the option of the holder into 1.22 shares of common stock, subject to adjustment. Series A Preferred are subject to automatic conversion upon consummation of an underwritten offering by the Company of shares of common stock to the public, in which the aggregate cash proceeds are at least $3 million and the price paid per share is at least $5.00.

▪
Redemption Rights – All of the Series A Preferred may be called at any time by the Company within 10 years, but not prior to 2 years after issuance. The redemption value is $1.00 per share, plus an amount equal to all unpaid dividends thereon.

▪	Voting Rights – The holder of each share of Series A Preferred has the right to one vote for each share of common stock into which such share of Series A Preferred could be converted.

February 2008 Private Placement

On February 28, 2008 the Company closed a private placement of common stock pursuant to which we sold an aggregate of 635,000 shares of common stock at an aggregate $2.50 per share, for gross proceeds of approximately $1,587,500.

March 2009 Private Placement

On March 31, 2009, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 310,500 shares of common stock at an aggregate $1.00 per share, for gross proceeds of approximately $310,500.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted on any national exchange at the present time.

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. We will request a broker-dealer to make application to the Financial Industry Regulatory Authority (FINRA) to have the Company’s securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC “Pink Sheet.”

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk

    We may face some risk from potential fluctuations in interest rates, although our debt obligations are primarily short-term in nature, but some bank loans have variable rates. If interest rates have great fluctuations, our financing cost may be significantly affected.

Foreign Currency Risk

    Substantially all of our operations are conducted in the United States and our primary operational currency is the US Dollar (“USD”).  As a result, currently the effect of the fluctuations of USD exchange rates has no appreciable impact on our business operations, but will be increasingly material as we introduce our products widely into new international markets. Substantially all of our revenues and expenses are denominated in USD, and we use the United States dollar for financial reporting purposes. As we introduce our products widely into new international markets, there can be no assurance that any applicable exchange rates will not be volatile or that any particular currencies will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations, if any, outside of the United States.

Shareholders

    As of April 30, 2008, there were 58 holders of record of our common stock. On the same date, there were 15,624,816 shares of our common stock issued and outstanding. In addition, there were 52 holders of record of our convertible preferred stock, for a total of 3,126,434 shares of convertible preferred stock.

This registration is for 39,898,770 shares of common stock held by 110 individuals and entities, as well as 24 warrant holders.

AVAILABLE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1(together with all the amendments and exhibits) under the Securities Act of 1933, as amended, with respect to the Securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement, which may be read and copied at the Commission’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public Reference Room by calling the Commission at 1-800-SEC-0330. The registration statement is also available at www.sec.gov, the website of the Securities and Exchange Commission.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

    There are no changes in and disagreements with accountants.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3-4
Statements of Operations	F-5
Statements of Stockholders' Equity	F-6-7
Statements of Cash Flows	F-8-11
Notes to Financial Statements	F-12-27

FINANCIAL STATEMENTS

OXYSURE SYSTEMS, INC.

(A DEVELOPMENT STAGE COMPANY)

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDING

DECEMBER 31, 2008 AND 2007

THE BLACKWING GROUP, LLC

18921G E VALLEY VIEW PARKWAY #325
INDEPENDENCE, MO 64055
816-813-0098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oxysure Systems, Inc.
10880 John W Elliott Drive Ste 600
Frisco, TX 75034

We have audited the accompanying balance sheets of Oxysure Systems, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity, and cash flows for the periods then ended and the period from January 15, 2004 to December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Oxysure Systems, Inc. as of December 31, 2008 and 2007, and the results of its operations, changes in stockholders’ equity and its cash flows for the periods then ended and the period from January 15, 2004 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company faces competition from existing companies with considerably more financial resources and business connections. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The Blackwing Group, LLC
Independence, Missouri
March 24, 2009

OXYSURE SYSTEMS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

ASSETS
	2008	2007
Current Assets
Cash and Cash Equivalents	$2,239	$319,381
Accounts Receivable - Trade	5,203	-
Employee Advances, Current Portion	-	5,483
Inventory	245,105	116,985
Prepaid Expenses and Other Current Assets	122,554	26,583
Total Current Assets	375,101	468,432

Net Fixed Assets	1,018,254	1,267,853

Other Assets
Intangibles, Net	635,306	552,624
Employee Advances, Less Current Portion	-	1,871
Other Assets	14,220	194,601
Total Other Assets	649,526	749,096

Total Assets	$2,042,881	$2,485,381

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Accrued Liabilities	$88,273	$138,701
Current Portion of Note Payable, Net of
Unamortized Discount of $21,686	30,000	8,314
Capital Lease Obligations, Current Portion, Net of
Unamortized Discount of $50,791 and $26,157	215,736	258,204
Deferred Rent, Current Portion	64,800	64,800
Total Current Liabilities	398,809	470,019

Long Term Liabilities
Note Payable, Less Current Portion, Net of
Unamortized Discount of $44,782	145,098	168,218
Capital Lease Obligations, Less Current Portion, Net of
Unamortized Discount of $30,000 and $24,635	349,335	361,291
Deferred Rent, Less Current Portion	254,989	252,289
Loans From Shareholders	1,380,000	-
Total Long Term Liabilities	2,129,422	781,798

Total Liablities	2,528,231	1,251,817

Stockholders' Equity
Preferred Stock - $0.0005 par vlaue; 5,000,000 shares
authorized Series A convertible preferred stock;
3,143,237 shares issued and outstanding	1,572	1,572
Capital Stock - $0.0004 par value; 25,000,000 shares
authorized 15,493,316 and 15,050,316 shares	6,197	6,020
issued and outstanding
Additional Paid In Capital	5,920,786	5,601,763
Deficit Accumulated During the Development Stage	(6,413,905)	(4,375,791)
Total Equity	(485,350)	1,233,564

Total Liabilities and Stockholders' Equity	$2,042,881	$2,485,381

OXYSURE SYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
			Period from
			January 15, 2004
			(Inception) to
	2008	2007	December 31, 2008

Total Revenues	188,873	15,400	204,273

Cost of Goods Sold
Cost of Goods Sold	85,777	24,085	109,862
Total Cost of Sales	85,777	24,085	109,862

Gross Margin	103,096	(8,685)	94,411

Operating Expenses
Research and Development	29,804	756,533	1,515,729
Depreciation and Amortization	283,825	279,391	587,396
Impairment of Intangibles	84,318	84,318	168,636
Other General and Administrative Expenses	1,746,586	1,184,966	4,144,585
Total General and Adminitrative Expenses	2,144,533	2,305,208	6,416,346

Net Ordinary Income (Loss)	(2,041,437)	(2,313,893)	(6,321,935)

Other Income (Expense)
Interest Income	2,451	20,549	39,134
Related Party Interest Income	-	-	528
Interest Expense	-	(118,347)	(122,316)
Related Party Interest Expense	-	-	(10,188)
Other Income	872	-	872
Total Other Income (Expense)	3,323	(97,798)	(91,970)

Net Income (Loss)	$(2,038,114)	$(2,411,691)	$(6,413,905)

Net Income (Loss) per share - 15,493,316 and 15,050,316 shares issued	(0.13)	(0.17)	(0.41)

Weighted Average Number of shares - 15,493,316 and 14,514,629	15,493,316	14,514,629	15,493,316

OXYSURE SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
			Period from
			January 15, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			(Inception) to
	2008	2007	December 31, 2008
Net income (Loss)	$(2,038,114)	$(2,411,691)	$(6,413,905)

Adjustments to reconcile net income to net cash provided
by operating activities
Impairment of Intangibles	84,318	84,318	168,636
Depreciation and Amortization	283,825	279,391	587,396
Non-cash Interest Expense	-	25,410	27,687
(Increase) decrease in:
Accounts Receivable	(5,203)	-	(5,203)
Inventory	(128,120)	(116,985)	(245,105)
Prepaid Expenses and Other Current Assets	(115,705)	529	(122,554)
Employee Advances	7,354	4,967	-
Increase (decrease) in:
Accounts Payable and Accrued Liabilities	(41,379)	52,488	97,322
Capital Lease Obligations	(42,468)	(223,157)	(286,316)
Deferred Rent	5,845	(6,911)	(1,066)
Net Cash Provided (Used) By Operating Activities	(1,989,647)	(2,311,641)	(6,193,108)

CASH FLOWS FROM INVESTING ACTIVITIES

Other Assets	180,381	(53,310)	(14,220)
Intangible Assets	(82,682)	(173,902)	(164,432)
Fixed Asset Additions	(61,669)	(130,160)	(210,179)
Net Cash (Used) By Investing Activities	36,030	(357,372)	(388,831)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal Payments on Notes Payable	(63,102)	-	(63,102)
Loans From Shareholders	1,380,000	-	1,380,000
Preferred Series A stock issued for services	-	-	12,500
Common Stock warrants issued for license agreement	-	-	78,643
Common Stock options issued for compensation	-	35,666	76,295
Common Stock options and warrants issued for services	-	307,274	336,146
Additional Paid In Capital	317,823	1,587,500	4,732,231
Proceeds from Stock Options exercised	1,200	24,068	25,268
Proceeds from Sale of Common Stock	177	286	6,197
Net Cash (Used) By Financing Activities	1,636,098	1,954,794	6,584,178

NET INCREASE (DECREASE) IN CASH	(317,519)	(714,219)	2,239

CASH AT BEGINNING OF PERIOD	319,758	1,033,600	-

CASH AT END OF PERIOD	$2,239	$319,381	$2,239

SUPPLEMENTAL NON-CASH INVESTING AND
FINANCING ACTIVITIES
Related party note payable to acquire intangible assets			150,000
Common stock issued for perfection of intangibles			7,000
Stock issuances for acquisition of intangibles		50,000	100,000
Preferred stock issued in connection with capital leases	17,554	78,478
Equipment financed with capital leases		414,509	914,134
Leasehold improvement allowance	310,500	324,000	310,500
Property and equipment acquired with note payable		176,532	176,532
Warrants issued for services recorded as prepaid expense	82,225	82,225

OXYSURE SYSTEMS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
ACCUMULATED FOR THE PERIOD FROM DATE OF INCEPTION
ON JANUARY 15, 2004
(Expressed in US Dollars)
	Convertible
	Preferred Stock		Common Stock
		Par		Par	Additional Paid	Deficit	Total Stockholders'
	Shares	Value	Shares	Value	In Capital	Accumulated	Equity (Deficit)

- Common Stock issued to acquire intangible assets			14,000,000	0.0004	1,400	-	7,000
- Common Stock issued for cash			310,000	0.0004	126,376	-	126,500
- Exercise of Common Stock options			1,066	0.0004	-	-	0
- Preferred Series A stock warrents issued for cash	125,000	0.0005	-	-	124,938	-	125,000
- Stock warrants issued in connection with
license agreement					58,982	-	58,982
Net loss for period ending December 31, 2004						(193,209)	(193,209)

Balance as of December 31, 2004	125,000	0.0005	14,311,066	0.0004	311,696	(193,209)	124,273
		.
- Preferred Series A stock issued for cash	600,000	0.0005	-	-	599,700	-	600,000
- Preferred Series A stock issued for services	12,500	0.0005	-	-	12,494	-	12,501
- Preferred Series A stock issued for services	25,000	0.0005	-	-	24,987	-	25,000
- Stock warrants issued in connection with
license agreement					19,661	-	19,661
- Stock based compensation					22,405		22,405
- Stock warrants and options issued for services					6,791		6,791

Net loss for year ending December 31, 2005						(423,194)	(423,194)

Balance as of December 31, 2005	762,500	0.0005	14,311,066	0.0004	997,734	(616,403)	387,436

- Common Stock issued for cash			25,000	0.0004	49,990	-	50,000
- Preferred Series A stock issued for cash	2,325,000	0.0005	-	-	2,323,837	-	2,325,000
- Preferred Series A stock issued for intangibles	25,000	0.0005			24,987		25,000
- Preferred Series A stock issued for equipment	24,979	0.0005			60,911		60,924
- Common Stock issued for compensation					18,224		18,224
- Stock warrants and options issued for services					22,081		22,081

Net loss for year ending December 31, 2006						(1,347,697)	(1,347,697)

Balance as of December 31, 2006	3,137,479	0.0005	14,336,066	0.0004	3,497,764	(1,964,100)	1,540,969

- Common Stock issued for cash			635,000	0.0004	1,587,246		1,587,500
- Common Stock issued for services			20,000	0.0004	49,992		50,000
- Common Stock Options exercised			59,250	0.0004	24,044		24,068
- Preferred Series A stock issued for equipment	5,758	0.0005			17,551		17,554

- See Accountant's Audit Report

- Stock options and warrants issued for services					389,499		389,499
- Common Stock issued for compensation					35,666		35,666

Net loss for year ending December 31, 2007						(2,411,691)	(2,411,691)

Balance as of December 31, 2007	3,143,237	0.0005	15,050,316	0.0004	5,601,763	(4,375,791)	1,233,565

- Common Stock Options exercised			155,000	0.0004	1,138	-	1,200
- Common Stock issued for cash			10,000	0.0004	24,996	-	25,000
- Common Stock issued for cash			5,000	0.0004	12,498	-	12,500
- Common Stock issued for cash			5,000	0.0004	12,498	-	12,500
- Common Stock issued for cash			50,000	0.0004	49,980	-	50,000
- Common Stock issued for cash			30,000	0.0004	29,988	-	30,000
- Common Stock issued for cash			31,000	0.0004	30,988	-	31,000
- Common Stock issued for cash			50,000	0.0004	49,980	-	50,000
- Common Stock issued for cash			20,000	0.0004	19,992	-	20,000
- Common Stock issued for cash			5,000	0.0004	4,998	-	5,000
- Common Stock issued for cash			17,000	0.0004	16,993	-	17,000
- Common Stock issued for cash			25,000	0.0004	24,990	-	25,000
- Common Stock issued for cash			25,000	0.0004	24,990	-	25,000
- Common Stock issued for cash			10,000	0.0004	9,996	-	10,000
- Common Stock issued for cash			5,000	0.0004	4,998	-	5,000

Net loss for year ending December 31, 2008						(2,038,114)	(2,038,114)

Balance as of December 31, 2008	3,143,237	0.0005	15,493,316	0.0064	5,920,786	(6,413,905)	(485,350)

- See Accountant's Audit Report

- Common Stock issued for cash			5,000	0.0004	12,498	-	12,500
- Common Stock issued for cash			50,000	0.0004	49,980	-	50,000
- Common Stock issued for cash			30,000	0.0004	29,988	-	30,000
- Common Stock issued for cash			31,000	0.0004	30,988	-	31,000
- Common Stock issued for cash			50,000	0.0004	49,980	-	50,000
- Common Stock issued for cash			20,000	0.0004	19,992	-	20,000
- Common Stock issued for cash			5,000	0.0004	4,998	-	5,000
- Common Stock issued for cash			17,000	0.0004	16,993	-	17,000
- Common Stock issued for cash			25,000	0.0004	24,990	-	25,000
- Common Stock issued for cash			25,000	0.0004	24,990	-	25,000
- Common Stock issued for cash			10,000	0.0004	9,996	-	10,000
- Common Stock issued for cash			5,000	0.0004	4,998	-	5,000

Net loss for year ending December 31, 2008						(2,038,114)	(2,038,114)

Balance as of December 31, 2008	3,143,237	0.0005	15,493,316	0.0064	5,920,786	(6,413,905)	(485,350)

- See Accountant's Audit Report

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of OxySure® Systems, Inc. (A Development Stage Company) (the “Company”) is presented to assist in understanding the Company’s financial statements. The accounting policies presented in these footnotes conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. These financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. The Company has not realized revenues from its planned principal business purpose and is considered to be in its development state in accordance with SFAS 7, “Accounting and Reporting by Development State Enterprises.”

Organization – OxySure® Systems, Inc. (the “Company” or “OSI”) was incorporated on January 15, 2004 as a Delaware corporation. The Company is located in Frisco, Texas and is a medical technology company focused on the design, manufacture and distribution of specialty respiratory products.  The Company and its founder have developed a third generation catalytic process and methodology to generate medically pure (USP) oxygen instantly from two proprietary inert powders. The Company’s product development is based on several pending patents. On December 9, 2005, the Company received approval from the Food and Drug Administration (510k Class II) for its new catalytic, portable oxygen system – the OxySure® Portable Oxygen Generator, Model 615, for over-the-counter purchase.

The Company is currently in the development stage and to date has generated insignificant revenues. Therefore, the Company is considered to be a development stage company as defined in Statement of Financial Accounting Standards No. 7.  The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

On July 19, 2004, the Company effected a 1-for-5 reverse stock split of the Company’s common stock. All share numbers and common stock numbers, including stock options and warrants, have been retroactively adjusted to reflect the reverse stock split.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition,

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fiscal Year - The Company’s fiscal year-end is December 31.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. Cash and cash equivalents may at times exceed Federally insured limits. To minimize this risk, the Company places its cash and cash equivalents with high credit quality institutions.

Inventory – The Company’s inventory consists of raw material components for its portable oxygen systems as well as completed products and accessories. Inventory is stated at the lower of cost or market.

Property and Equipment – Property and equipment are recorded at cost with depreciation and amortization provided over the shorter of the remaining lease term or the estimated useful life of the improvement. Renewals and betterments that materially extend the life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Impairment of Long-Lived Assets – The Company review long-lived assets, including amortizable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. During 2008 and 2007, the Company recognized impairments charges of $0 and $84,318, respectively.

Research and Development Costs – Costs associated with the development of the Company’s products are charged to expense as incurred.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Therefore, the Company records deferred taxes for the tax effect of differences between the financial reporting basis and the income tax basis of the Company’s assets and liabilities. A valuation reserve is provided for a portion or all of the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation – In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (FAS-123R), Share-Based Payment, which is a revision of Statement of Financial Accounting Standards No. 123 (FAS-123), Accounting for Stock-Based Compensation.

FAS-123R eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB-25), Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based-method. The Company adopted the provisions of FAS-123R effective January 1, 2006 using the prospective method. Under the prospective method compensation cost is recognized beginning with the effective date for all share-based payments granted, modified, repurchased or cancelled after the effective date.

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The application of SFAS No. 123, involves significant amounts of judgment in the determination of inputs into the Black-Scholes option-pricing model, which the Company uses to determine the value of the stock options it grants. Inherent in this model are assumptions related to expected fair value of the common stock, stock-price volatility, option life, risk-free interest rate, and dividend yield. While the risk free interest rate and dividend yield are les subjective assumptions, typically based on factual data, the expected stock-price volatility and option life assumptions require a greater level of judgment, which makes them critical accounting estimates. The Company has not and does not anticipate distributing dividends to stockholders and accordingly uses a 0% dividend yield assumption for all Black-Scholes option pricing calculations.

The Company uses an expected stock-price volatility assumption that is primarily based on comparable stock of public companies. With regard to the weighted-average option life assumption, the Company evaluates the exercise behavior of past grants as a basis to predict future activity. The amount of stock based compensation expenses is net of an estimated forfeiture rate, which is also based on historical data. The fair value of options issued during the years ended December 31, 2008 and 2007 was approximately $0 and $135,000, respectively.

The Company accounted for all share-based payments granted prior to January 1, 2006 in accordance with APB-25 and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and Interpretation for APB Opinion No. 25. Under APB-25, the Company recognized no compensation expense related to employee or director stock options when options were granted with exercise prices at or above the estimated fair value of the stock on the date of grant, as determined by the Board of Directors.

The Company has adopted the disclosure-only provisions of FAS-123 and Statement of Financial Accounts Standards No. 148(“FAS-148”), Accounting for Stock-Based Compensation –Transition and Disclosure – An Amendment of FASB Statement No. 123. Under the provisions of FAS-123, compensation expense is recognized based on the fair value of options on the grant date.

FAS-123 requires disclosure of pro format net income (loss) information computed as if the Company had accounted for its employee stock options granted under the fair value method set forth in FAS-123. The fair value for these options was estimated at the date of grant using the minimum value option pricing model with no volatility and the following weighted-average assumptions: no dividend payouts expected, expected option life of five years and a risk-free interest rate ranging from 4.3% to 5.1%.

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the purpose of pro forma disclosers, the estimated fair value of the options if amortized to expense over the respective options’ vesting period. Had the Company determined compensation expense for employee stock options granted prior to January 1, 2006 based on their fair value at the grant date under FAS-123, the pro forma net loss would have been as follows:

	Year December	Ended 31	Period from January 15, 2004 (Inception) through December 31, 2008
	2008	2007
Net loss, as reported	$ (2,038,114)	$ (2,411,691)	$ (6,413,905)
Add: Stock-based compensation expense included in reported net loss for options granted prior to January 1, 2006	- -	-	25,905
Deduct: Stock-based compensation expense determined under the fair value based method for options granted prior to January 1, 2006	- -	(14,526)	(88,522)
Pro forma net loss	$ (2,038,114)	$ (2,426,217)	$ (6,299,478)

The Company follows the provisions of FAS-123R and Emerging issues Task Force No. 96-18, Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring or in Connection with Selling Goods or Services, for equity instruments granted to nonemployees.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period.  Actual results could differ from those estimated.

Advertising Costs - Advertising costs are charged to operations when incurred.  The Company incurred $48,230 and $5,137 in advertising costs in the years ending December 31, 2008 and 2007.

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments - Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2008 and 2007. The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts payable, accrued expenses and notes payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values.

Recently Enacted Accounting Standards – In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 became effective as of the beginning of our 2008 fiscal year. The adoption of FAS 157 did not have a significant impact on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which addresses how to quantify the effect of financial statement errors. The provisions of SAB 108 became effective as of the end of our 2007 fiscal year. The adoption of SAB 108 did not have a significant impact on our financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of our 2009 fiscal year. We are currently evaluating the impact that FAS 159 will have on our financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The statement is effective for annual periods beginning after December 15, 2008.

OXYSURE® SYSTEMS, INC.
(A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,” (SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. We are currently evaluating the impact that FAS 161 will have on our financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.”  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.  SFAS 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect the adoption of SFAS 163 will have a material impact on its financial condition or results of operation.

NOTE 2 – EMPLOYEE NOTE RECEIVABLE

During 2006 the Company loaned $15,845 to an employee. The promissory note bears interest at 5.25% per annum and requires bi-weekly principal and interest payments of $238, which were deducted from the employee’s pay. The outstanding principal balance at December 31, 2008 and 2007 was $0 and $7,354, respectively.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. Since inception, the Company has been engaged primarily in product research and development, investigating markets for its products, developing manufacturing and supply chain partners, and developing distribution, licensing and other channel relationships. In the course of funding research and development activities, the Company has sustained operating losses since inception and has an accumulated deficit of $6,413,905 at December 31, 2008.

The Company completed product development and launched its products in late 2007. The Company has and will continue to use significant capital to manufacture and commercialize its products. These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

During 2009, the Company will need additional capital to further develop and enhance its current product offerings, introduce new products and to address unanticipated competitive threats, technical problems economic conditions or other requirements. The Company raised approximately $318,000 and $1,600,000 in 2008 and 2007 through the sale of common stock and the exercise of stock options. However, there can be no assurance that any additional financing, if needed will be available to the Company. Additional equity financing may involve substantial dilution to the Company’s then existing stockholders. In the event the Company is unable to raise additional capital, the Company may be required to substantially reduce of curtail its activities.

NOTE 4 – INTANGIBLES

On January 15, 2004, the Company executed an Asset Purchase and Stock Transfer Agreement with entities controlled by the founder of the Company. In connection with this agreement, the Company acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by the founder of the Company.

As consideration for the purchase, the Company issued 14,000,000 shares of common stock and a promissory note for $150,000 to these entities. The common stock was valued at $7,000 using the par value of the common stock on the date of issuance, which approximates these entities’ basis (which is not indicative of fair value). The non-recourse promissory note bore interest at 6.5% per annum and was paid in full during 2006.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 – INTANGIBLES (continued)

During 2008 and 2007, the Company incurred additional costs totaling $62,682 and $223,903, respectively, for the application and filing of patents and trademarks related to the intellectual property acquired on January 15, 2004. Those costs have been capitalized as intangible assets. Amortization of these intangibles over their 17-year life began during October 2007 upon commencement of production. During 2007, the Company abandoned patents totaling $84,318. These patents have been written off as of December 31, 2007. Future amortization of intangible assets is as follows:

2009	$ 37,371
2010	37,371
2011	37,371
2012	37,371
2013	37,371
Thereafter	$ 448,451
$ 635,306

Amortization of intangible assets during 2008 and 2007 was $84,318 and 8,248.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2008	2007
Machinery and Equipment	$1,036,773	$986,655
Leasehold Improvements	517,856	545,299
Computer Equipment	42,772	38,176
	1,597,401	1,570,130
Less: Accumulated depreciation	(579,147)	(295,322)
	$1,018,254	$1,267,853

Furniture and equipment are depreciated on a straight line basis over their estimated useful life; 3 years for all equipment and 5 years for the furniture acquired to date.

Depreciation and amortization expense for the twelve months ended December 31, 2008 and 2007 was $283,825 and $279,391, respectively.

NOTE 6 – NOTE PAYABLE

On April 3, 2007 the Company entered into a note agreement with the City of Frisco, Texas for $243,000. The note requires varying annual principal payments through August 2012.  The note is non-interest bearing; however, interest has been imputed at 12.18% per annum.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 6 – NOTE PAYABLE (continued)

The unamortized discount at December 31, 2008 is $66,468. Individual annual payments will be forgiven if certain performance targets are achieved which include the number of full time employees, square feet occupied and taxable value of business and personal property in the City of Frisco. The first annual payment for 2008 in the amount of $30,000 was forgiven.

Future principal payments of this note payable are as follows:

2009	$ 40,000
2010	50,000
2011	60,000
2012	63,000
$ 213,000

NOTE 7 - CAPITAL STOCK

Preferred Stock – The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0005 per share. As of December 31, 2005, the Company had authorized the issuance of 2,000,000 shares of preferred stock designated as Series A Convertible Preferred Stock (“Series A Preferred”). On March 22, 2006 the Company authorized an increase in the issuance of the Series A Preferred to 3,100,000 shares of preferred stock. On July 2, 2008 the Company further authorized an increase in the issuance of the Series A Preferred to 3,143,237 shares of preferred stock. As of December 31, 2008 there were 3,126,434 Series A Preferred shares issued and outstanding. The original issue price of the Series A Preferred is $1.00 per share.

During 2004, the Company sold 125,000 shares of Series A Preferred at a price of $1.00 per share.

During 2005, the Company sold 600,000 shares of Series A Preferred at a price of $1.00 per share.

In May 2005, the Company issued 25,000 shares of Series A Preferred to a service provider for services performed in lieu of cash payment. These shares were valued at $25,000 using the original issue price of the Series A Preferred, which is in the management’s best estimate of fair value.

In June 2005, the Company issued 12,500 shares of Series A Preferred in lieu of cash payment for management fee (see Note 8). These shares were valued at $12,500 using the original issue price of the Series A Preferred, which is management’s best estimate of fair value.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 7 - CAPITAL STOCK (continued)

In February 2006, the Company issued 25,000 shares of Series A Preferred to a service provider for service performed in lieu of cash payment. These shares were valued at $25,000 using the original issue price of the Series A Preferred which is management’s best estimate of fair value. In March 2006, the Company sold 2,325,000 shares of Series A Preferred at a price of $1.00 per share.

During 2007 and 2006, the Company issued 5,728 and 24,979 shares, respectively, of Series A Preferred in lieu of cash payment for premiums on its capital leases (see Note 9). These shares were values at $17,554 and $60,924, respectively, using the fair value of the shares on the date of issuance. The value of these shares has been recorded as a discount to the capital lease obligation and is being amortized into interest expense over the term of the related lease.

Ranking – The Series A Preferred ranks senior to common stock
Dividends – Series A Preferred may be entitled to receive a quarterly non-cumulative dividend in the amount of $.01 per share upon approval from the Board of Directors.
Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred are entitled to receive 100% of the original issue price of $1.00 per share.
Conversion Rights – Each share Series A Preferred is convertible at any time, at the option of the holder into 1.22 shares of common stock, subject to adjustment. Series A Preferred are subject to automatic conversion upon consummation of underwritten offering by the Company of shares of common stock to the public, in which the aggregate cash proceeds are at least $3 million and the price paid per share is at least $5.00.
Redemption Rights – All of the Series A Preferred may be called at any time by the Company within 10 years, but not prior to 2 years after issuance. The redemption value is $1.00 per share, plus an amount equal to all unpaid dividends thereon.
Voting Rights – The holder of each share of Series A Preferred has the right to one vote for each share of common stock into which such share of Series A Preferred could be converted.

Common Stock - The Company has authorized 25,000,000 shares of $0.0004 par value common stock.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 7 - CAPITAL STOCK (continued)

On January 15, 2004, the Company issued 14,000,000 shares of common stock valued at $7,000 for the acquisition of certain intangible assets (see Note 4).

During 2004, the Company sold 310,000 shares of common stock for proceeds of $126,500.

During 2006, the Company sold 25,000 shares of common stock for proceeds of $50,000.

During 2007, the Company sold 635,000 shares of common stock for proceeds of $1,587,500.

During 2007, the Company issued 20,000 shares of commons stock for services valued at $50,000 based on the fair value of the common stock on the date of issuance and 64,500 shares were issued for stock options exercised for proceeds of $24,068 (see Note 8).

During 2008, the Company sold 288,000 shares of commons stock for proceeds of $318,000.

During 2008, the Company issued 155,000 shares for stock options exercised for proceeds of $1,200 (see Note 8).

NOTE 8  - STOCK OPTIONS AND WARRANTS

Stock Option Plan - In April 2004, the Company’s Board of Directors and the stockholders at that time approved the adoption of a Voting Stock Option Plan (“the Plan”), which provides for the issuance of stock options to eligible employees of the Company to acquire up to a maximum of 3,000,000 shares of common stock.

The Company’s Board of Directors, who determines the number of options that will be granted, the effective dates of the grants, the option process and the vesting schedules, administers the Plan. In the absence of an established market for the common stock of the Company, the Board of Directors determines the fair market value of the Company’s common stock. Options expire five years from the date of grant and automatically terminate 90 days after such optionee ceases to be an eligible individual under the Plan other than by reason of death or disability.

The portion of options granted that is not exercisable on the date the optionee ceases to be an eligible individual under the Plan by reason other than death, shall terminate and be forfeited to the Company on the date of such cessation. An optionee has no right as a stockholder with respect to any shares covered by the options granted to him until a certificate representing such shares is issued to them.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 8 - STOCK OPTIONS AND WARRANTS (continued)

The following table summarizes the Plan activity:

	Employee		Non-Employee		Combined Total
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
Granted	1,254,000	$0.3826	1,966	$0.1147	1,255,966
Exercised	None	None	(1,066)	0.0005	(1,066)
Outstanding at December 31, 2004	1,254,000	0.3826	900	0.2500	1,254,900
Granted	451,250	0.7819	27,014	0.9273	478,264
Forfeited/Cancelled	(65,000)	0.7200	- -	- -	(65,000)
Outstanding at December 31, 2005	1,640,250	0.4791	27,914	0.9055	1,668,164
Granted	252,350	1.8216	14,188	1.8252	266,538
Forfeited/Cancelled	- -	- -	- -	- -	- -
Outstanding at December 31, 2006	1,892,600	0.6581	42,102	1.2154	1,934,702
Granted	91,100	1.4039	170,000	0.6000	261,100
Exercised	(59,250)	0.4590	- -	- -	(59,250)
Forfeited/Cancelled	(127,300)	0.8537	- -	- -	(127,300)
Outstanding at December 31, 2007	1,797,150	0.7338	212,102	0.7183	2,009,252
Granted	- -	- -	- -	- -	- -
Exercised	(155,000)	0.7742	- -	- -	(155,000)
Forfeited/Cancelled	- -	- -	- -	- -	- -
Outstanding at December 31, 2008	1,642,150	0.7372	212,102	0.7183	2,164,252

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 - INCOME TAXES

The difference between the benefit for income taxes and the amount computed by applying the federal income tax rate of 34% to loss before benefit for income taxes for the years ending December 31, 2008 and 2007 is explained below:

As of December 31, 2008 and 2007, the Company had a net operating loss carryforwards of $2,038,114 and $2,411,691 which may be applied against future taxable income and which begins to expire in 2027. Components of net deferred tax assets, including a valuation allowance, are as follows at December 31:

	2008	2007
Deferred tax assets:
Benefit computed at federal statutory rate	$(692,959)	$(819,975)
Effect of change in state tax rate	(44,800)	(53,012)
Permanent differences	- -	2,071
State income tax (benefit)	693,868	821,051
Other	43,891	49,865
Net deferred tax assets:	$-	$-

In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized as of December 31, 2008 and 2007.

The Financial Accounting Standards Board has published FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes,” on the uncertainty in income taxes recognized in an enterprise’s financial statements.  Specifically, FIN 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosure and transition.  To the extent interest and penalties would be assessed by taxing authorities of any underpayment of income taxes, such amounts would be accrued and classified as a component of income tax expenses on the  statement of operations. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 - INCOME TAXES (continued)

The Company has completed its evaluation of the effects of FIN 48 and has concluded that the adoption of FIN 48 did not impact the financial statements for the period ended December 31, 2008 and 2007.

NOTE 10 – LICENSE AGREEMENT AND SERVICE AGREEMENT

During April 2004, the Company entered into a one-year agreement for the use of office space and common areas. The monthly payment under this license agreement varies based on the amount of space occupied. During the year ended December 31, 2005, the monthly payment ranged from $1,316 to $2,648. Upon the expiration of the one-year term, the license agreement continued on a month-to-month basis.

In connection with the execution of the license agreement during April 2004, the Company issued the licensor 281,200 warrants to purchase common stock of the Company at $0.0005 per share. The fair value of these warrants was estimated to be $78,643 using a minimum value option pricing model with no volatility and the following assumptions: no dividend yield, life of 10 years and a risk-free interest rate of 4.21%. The fair value of the warrants was recorded as rent expense over the one-year term of the license agreement. Rent expense related to these warrants totaled $19,661 during the year ended December 31, 2005. Total rent expense under this license agreement for the years ended December 31, 2008 and 2007 was approximately $51,000.

NOTE 11 – COMMITMENTS AND CONTINGENCY

Operating Lease – During 2007, the Company entered into a long-term lease for office space, which expires in 2012. In connection with the execution of this lease agreement, the Company received leasehold improvements totaling $324,000. The leasehold improvements are recorded as deferred rent and are being amortized as a reduction to rent expense of the lease term. Additionally, the Company issued 50,000 warrants in connection with the lease agreement. The value of these warrants was estimated to be $90,447 using a Black-Scholes evaluation model with the following assumptions: 87% volatility, no dividend yield, life of 4.6 years and a risk free interest rate of 4.77%. The value of the warrants is being expired over the term of the lease. The unamortized cost at December 31, 2008 of $19,734 and $62,491 was recorded as prepaid expenses and non-current prepaid expenses, respectively. Minimum future lease payments required under the operation leases at December 31, 2008 are as follows:

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 11 – COMMITMENTS AND CONTINGENCY (continued)

2009	$178,450
2010	195,260
2011	199,310
2012	159,496
$732,516

Total rent expense for the year ended December 31, 2008 was approximately $22,000.

Legal Proceedings – The Company was party to a lawsuit involving a former service provider. During May 2008, a settlement was reached between the Company and this service provider in which the Company agreed to pay $75,000 on or before September 1, 2008 and the service provider agreed to return to the Company 25,000 shares of preferred stock in the Company. The $75,000 settlement due to the service provider has been paid in full. The provider has returned the shares of preferred stock to the Company’s counsel.

Financing Package – During March 2008, the Company completed a $1 million bridge financing package consisting of a promissory note for $750,000 (“First Note”) and a promissory note with a draw down provision for $250,000 (“Second Note”) (collectively, the “Notes”). The Notes are subordinated notes and are due and payable on the earlier of (i) completion of the next financing round completed by the Company or (ii) one year after the Notes are issued. The holder of the First Note was also issued penny warrants to purchase 350,000 shares of common stock. The warrants are immediately exercisable and expire on April 15, 2013. To date $250,000 has been drawn against the Second Note, which was extended JTR Investments, Limited (“JTR”) a company controlled by the founder of the Company. The Company is to issue .47 penny warrants for every dollar drawn under this facility. There is not interest payable on either note.

On November 1, 2008 the Board agreed to a further loan from JTR for up to $750,000. This is a Senior Note (the “Senior Note”). The Company is to issue .47 penny warrants for every dollar drawn under this facility. As of September 30, 2008, the outstanding balance on this facility was $219,000, and  174,200 warrants issuable pursuant to the terms.

Subsequent Events – During March 2009 the First Note and the Second Note were modified by extending the maturity date in each case by twelve (12) months. As of March 23, 2009, there was $415,340 outstanding under the Senior Note and $382,492 warrants issuable pursuant to the terms.

OXYSURE® SYSTEMS, INC.
 (A Development Stage Company)
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 12 – CAPITAL LEASES

During 2006 the Company entered into a master lease agreement with a financing company that allows the Company to lease up to $750,000 of equipment. This maximum amount available under this lease was subsequently increased to $805,000. The lease agreement requires a security deposit of 10% of the amount of each individual lease schedule, a payment of Series A Convertible Preferred Stock shares equal to 5% of the lease divided by $1.00, and 36 monthly payments of 3.33% of the lease. The Company has the option to purchase the equipment at the end of each lease term at the lesser of 12% of the original equipment cost or the fair market value.

During 2007, the Company entered into agreements with other finance companies to acquire equipment with interest rates ranging from 7% to 15% with five-year lease terms. Minimum noncancellable lease payments required under the capital leases for the years ended December 31, 2008 are as follows:

2009	$320,303
2010	56,812
2011	27,935
2012	24,216
Total minimum lease payments	429,266
Less: amount representing interest	(59,770)
Less: unamortized discount related to Series A Convertible Preferred Stock	(27,967)
Total capital lease obligations	341,529
Less: current portion	(320,303)
Long-term capital lease obligations	$ 21,226

OUTSIDE BACK COVER:

COMMON

OxySure® Systems, Inc.

39,898,770

$0.05 Per Share

STOCK

PROSPECTUS
                     , 2009

Dealer Prospectus Delivery Obligation

    Prior to the expiration of ninety days after the effective date of this registration statement or prior to the expiration of ninety days after the first date upon which the security was bona fide offered to the public after such effective date, whichever is later, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered.

Securities and Exchange Commission registration fee(1)	$78.40
Transfer Agent Fees	$4,500.00
Accounting fees and expenses	$15,000.00
Legal fees and expenses	$10,000.00
Miscellaneous	$5,000.00
Total
(1) All amounts are estimates other than the Commission’s registration fee.	$34,578.40

Item 14. Indemnification of directors and officers

    Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

    We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the date of the Share Exchange, we have not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

	obtain directors’ and officers’ insurance.

    At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 15. Recent Sales of Unregistered Securities

March 2006 Private Placement

On March 31, 2006 the Company closed a private placement of its Series A Convertible Preferred Stock pursuant to which we sold an aggregate of 3,143,237 shares of preferred stock at $1.00 per share, for gross proceeds of approximately $3,143,237, including $62,500 exchanged for services valued at $62,500 and $30,737 exchanged in lieu of cash payments for premiums on our capital leases. Of the total issued preferred shares, 16,803 shares were subsequently converted into common stock, and the total number of Series A Convertible Preferred shares issued and outstanding as at December 31, 2008 was 3,126,434 shares. The following represents a summary of the designations and preferences of the Series A Convertible Preferred Stock:

▪	Ranking – The Series A Preferred ranks senior to common stock.
▪	Dividends – Series A Preferred may be entitled to receive a quarterly non-cumulative dividend in the amount of $.01 per share upon approval from the Board of Directors.
▪
Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred are entitled to receive 100% of the original issue price of $1.00 per share.

▪
Conversion Rights – Each share Series A Preferred is convertible at any time, at the option of the holder into 1.22 shares of common stock, subject to adjustment. Series A Preferred are subject to automatic conversion upon consummation of an underwritten offering by the Company of shares of common stock to the public, in which the aggregate cash proceeds are at least $3 million and the price paid per share is at least $5.00.

▪
Redemption Rights – All of the Series A Preferred may be called at any time by the Company within 10 years, but not prior to 2 years after issuance. The redemption value is $1.00 per share, plus an amount equal to all unpaid dividends thereon.

▪	Voting Rights – The holder of each share of Series A Preferred has the right to one vote for each share of common stock into which such share of Series A Preferred could be converted.

February 2008 Private Placement

On February 28, 2008 the Company closed a private placement of common stock pursuant to which we sold an aggregate of 635,000 shares of common stock at an aggregate $2.50 per share, for gross proceeds of approximately $1,587,500.

March 2009 Private Placement

On March 31, 2009, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 310,500 shares of common stock at an aggregate $1.00 per share, for gross proceeds of approximately $310,500.

    The previous OxySure shares of common and preferred stock has been issued for investment purposes in "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding common stock, or the average weekly trading volume during four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sales of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the three preceding three months, an affiliate of OxySure Systems, Inc., Inc.

    These shares were issued without solicitation to friends and relatives of the Company's officers and directors who desired to assist in the building of the Company. The Company had reasonable grounds to believe prior to making an offer to the above investors, and did in fact believe, when said investments were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. All such sales were affected without the aid of underwriters, and no sales commissions were paid. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, in accordance with Rule 144.

Item 16. Exhibits

Exhibit No.	Description

3.1	Certificate of Incorporation

3.2	Amendment of Second Amended Certificate of Designations

3.3	Bylaws

4.1	Form of Warrant Dated December 2008

5.1	Opinion and Consent of Harrison Law, P.A.

10.1	Registration Rights Agreement Dated Entered into by and Between the Registrant and Shareholders

10.2	Employment Agreement dated January 15, 2009 Entered Into by and Between the Registrant and Julian T. Ross.

10.3	Form of Stock Subscription Agreement for Private Placements

10.4	Intellectual Property Assignment Agreement

10.5	Agreement for Investors Relations Services

10.6	Stock Option Plan

10.7	Subcontractor Agreement and Assignment of Intellectual Property

10.8	Form of Employment Agreement and Assignment of Intellectual Property

10.9	Form of Lock-up Agreement

14.1	Code of Ethics

23.1	Consent of The Blackwing Group, LLC

99.1	Subscription Agreement

Item 17. Undertakings

The undersigned registrant hereby undertakes with respect to the securities being offered and sold in this offering:

The undersigned Registrant hereby undertakes that to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

•
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

•	in any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

For the purpose of determining liability under the Securities Act to any purchaser, the undersigned registrant undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Frisco, Texas as of May 21, 2009.

OXYSURE SYSTEMS, INC.
 (Registrant)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By: ______________________________
Julian T. Ross
President, Secretary/Treasurer, Director. Chief Executive Officer,
Principle Accounting Officer
Date: May 21, 2009